UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02068223

No Act
P.E. 11-18-02
1-02360

December 18, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/18/2002

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
and Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated November 18, 2002

Dear Mr. Moskowitz:

This is in response to your letter dated November 18, 2002 concerning the shareholder proposal submitted to IBM by Joseph F. Kelly. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Joseph F. Kelly
229 Ottowa Lane
Franklin Lakes, NJ 07417

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 18, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Square
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of **Mr. Joseph F. Kelly**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Joseph F. Kelly (the "Proponent") a former IBM employee. Mr. Kelly's Proposal states:

> ***RESOLVED: If an employee of IBM submits a claim of bias and discrimination, the shareholders direct that such complaints be honestly and forthrightly reviewed, regardless of the status of the employee.***
>
> ***Further, the shareholders direct that if written commitments from IBM executives are made that such reviews will take place, then it should be the policy and business practice of IBM that such commitments be honored.***

IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(4) AS IT RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE COMPANY AND COMPANY MANAGEMENT, DESIGNED TO FURTHER A PERSONAL INTEREST OF THE PROPONENT WHICH IS NOT SHARED BY IBM STOCKHOLDERS AT LARGE.

Rule 14a-8(i)(4) permits exclusion of a proposal that relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large. The instant Proposal emanates directly out of a variety of the Proponent's own personal issues he currently has against the Company and its management, caused by his recent termination from employment. These same issues are the subject of separate litigation as of this date (see below). As will be described in greater detail hereunder, the Proponent is a former employee of the Company who was terminated from IBM in June 2002 as part of a general resource ("downsizing") action, known as the S&D US RESOURCE ACTION ("SDRA"). On the eve of his exit from IBM in June, the Proponent sent an e-mail to his management complaining of "bias and discrimination." The Proponent, dissatisfied with the way his complaint was handled, filed both the instant stockholder Proposal as well as separate age and sex discrimination complaints which complaints are now pending concurrently before two governmental agencies, the New York State Division of Human Rights (NYSDHR) and the U.S. Equal Employment Opportunity Commission (EEOC).

Furthermore, the Proponent has also instituted at least three (3) other litigations since exiting IBM on June 24, 2002, all emanating out of his disgruntlement over his management and the circumstances surrounding the fact that he no longer works for IBM. Hence, in addition to the instant stockholder Proposal, we are aware that the Proponent has filed the following separate legal actions against both IBM and a former IBM manager of his, rehashing many of the same issues he is now seeking to address in the stockholder proposal. A listing of the other litigations filed by the Proponent since his last day of work include:

1) A verified complaint filed on September 25, 2002 with both the New York State Division of Human Rights (SHDR No: 3-E-AS-02-1254953-A) and the U.S. Equal Employment Opportunity Commission (EEOC Charge # 16GA205611), alleging age and sex discrimination in connection with his termination of employment from IBM. (The NYSDHR and EEOC complaints will collectively be referred to as the "Bias and Discrimination Charges") (Exhibit B);

2) A lawsuit against IBM, filed in White Plains City Court on June 24, 2002 (SC-2002-1150) in the amount of $561.11 for the "COST OF A RETIREMENT DINNER EARNED AND NOT PROVIDED" (hereinafter the "Retirement Dinner" lawsuit) (Exhibit C);

3) A lawsuit against IBM, filed in White Plains City Court on June 24, 2002 (SC-2002-1151) in the amount of $67.73, for the "cost of items purchased"

by the Proponent for his former manager (hereinafter the "Pancake Syrup I" lawsuit) (Exhibit D); and

4) A lawsuit against Mr. Percy Cannon of IBM, the Proponent's former manager, which lawsuit was filed in White Plains City Court on September 25, 2002 (SC-2002-1844) in the amount of $45.12, and which was served upon Mr. Cannon at IBM, for the "PAYMENT FOR PERSONAL ITEMS PURCHASED AT MR. CANNON'S REQUEST" (hereinafter the "Pancake Syrup II" lawsuit) (Exhibit E).

Other than the four litigations listed above, we are not presently aware of any other external claims the Proponent has initiated against IBM or other IBM personnel in the last five months. An introduction into the factual background of each of these litigations is important to gaining a better understanding the mindset of the Proponent, inasmuch as the instant stockholder proposal is just another manifestation of the deep-seated personal grievance the Proponent has against IBM because he was downsized from IBM in June, and is no more than a transparent attempt to misuse the shareholder proposal process for his own personal ends.

<u>Background relating to IBM's Downsizing Activities</u>

In order for IBM to remain competitive and become more efficient in our customer coverage and support, we announced reductions in various Sales and Distribution functions, including the function where the Proponent worked. These IBM functions included Storage Sales, Software Sales, Server Sales, PCD Americas - PCD Direct, Distribution Sector, Business Partners, ibm.com, SMB, Marketing, Communications, Finance, HR, Operations, Global Communications Sector, Global Financial Services Sector, Global Industrial Sector, Global ibm.com, Global Business Partners, Global SMB, Global Industry Sector Marketing, Global Sales Operations & Tech Support, Customer Collaboration, Global Communications, Global Finance, and Global Coverage Transformation.

On May 23, 2002, the Proponent was properly notified in writing that he was selected for permanent layoff and was eligible to participate in the S&D US Resource Action (SDRA). At that time he was provided with a full package of SDRA materials to consider. In this connection, IBM provided formal notice that the Proponent's employment would permanently end on June 24, 2002, unless he found another job in IBM before such date. He did not find another job.[1]

Moreover, as part of the downsizing process, the Proponent was specifically informed that he did not have the option of assuming a job that would displace

[1]In fact, the Proponent knew <u>*by the end of 2001*</u> that because of IBM business cutbacks, he would have to look for another job. IBM gave the Proponent six (6) months to try and find another job internally, but he was unable to secure another position.

another regular IBM employee (i.e., he did not have bumping rights). The May 23, 2002 SDRA package provided to the Proponent contained a detailed listing of each of the job titles and ages of employees selected to participate in IBM's resource reduction action, as required by Federal law. The SDRA was effected in compliance with all applicable laws. The Proponent was one of approximately 550 IBM employees who were terminated in June 2002, as part of the SDRA.

After the Proponent received and had studied his SDRA information package, and three days before his last day of work, the Proponent sent an e-mail note to his management, dated June 21, 2002, which he entitled "NOTIFICATION OF BIAS AND DISCRIMINATION COMPLAINT." In an e-mail, containing an amalgam of other e-mails offered up by the Proponent in support of his position, the Proponent listed some accomplishments, and stated his own belief "there was a lack of honesty, in the way I was treated." (See Exhibit F). Evidently, when faced with the reality of his imminent termination, the Proponent *for the first time* told IBM management he thought he had been discriminated against. The Proponent believed he should have secured another IBM position (which was not being downsized), and believed that the fact that he wasn't so placed was his management's fault. IBM management promptly replied to the Proponent on June 21, 2002 -- disagreeing with his position -- and forwarding the Proponent's note on to two other individuals to review. (See Exhibit F)

As will be further described below, the Proponent has had a variety of contacts with IBM personnel on this matter, but he has simply not been satisfied with what he has heard from any of them. That is why he filed the instant stockholder proposal as well as the other litigations. The Company continues to take issue with the variety of self-serving characterizations the Proponent has made in his correspondence, both to the Company as well as in his stockholder proposal. Suffice it to say for the purpose of the instant letter that IBM did nothing to impede the Proponent from finding alternate employment, and the Company also did not unlawfully discriminate against him in any way. In fact, management, under no obligation to place the Proponent into another position, tried to assist him many times in his own job search. The fact that the Proponent was not able to secure alternate employment inside IBM does not mean he was unlawfully discriminated against. Moreover, with virtually thousands of other IBMers this year who were also (i) facing the loss of their jobs as part of mass layoffs, and (ii) seeking to find other positions inside the Company to avoid being laid off, the fact that this particular individual was unable to find another job inside of IBM, and was one of many IBM employees laid off, is not unusual. The Proponent's last day of work was June 24, 2002.

Under the SDRA, IBM provided all affected employees with the opportunity to receive an enhanced severance package together with other specified benefits. In the case of the Proponent, he was eligible for a special lump-sum payment of $63,527.70, representing 6 months salary, under the SDRA, together with other benefits. In turn, the Proponent knew that he would have to execute a General Release and Covenant Not to Sue. When the Proponent was terminated from IBM on June 24, 2002 he left, but had <u>not</u> executed the release. Instead, and as described below, on that same day, the Proponent filed two lawsuits against IBM -- the Pancake Syrup I lawsuit and the Retirement Luncheon lawsuit.

The First Pancake Syrup Lawsuit against IBM ("Pancake Syrup I")

On June 17, 2002, just one week prior to his termination, the Proponent sent an e-mail note to Mr. Percy Cannon, his former IBM manager, seeking $45.73, representing an amount the Proponent calculated was the net value owed to him for "a substantial amount of pancake syrup" that the Proponent had delivered to Mr. Cannon's wife, in Buenos Aires, Argentina, in the Summer of 2001. (Exhibit G)

According to the Proponent's June 17, 2002 e-mail to Mr. Cannon, the Proponent had brought the syrup to Mr. Cannon's wife while on a business trip, based on the fact that syrup was difficult to procure locally in Argentina.

In fact, the Proponent had delivered such syrup to Mr. Cannon as a gift. As a result, when Mr. Cannon next returned to the United States on business, Mr. Cannon reciprocated by bringing the Proponent a gift of some special local Argentinean dessert toppings. Many months went by without any mention of either gift. Thus, when Mr. Cannon received the Proponent's June 17 e-mail demanding payment for the pancake syrup, he was confused. Mr. Cannon, who at the time was still living and working in Argentina, responded to the Proponent via e-mail the same day. He offered to pay the Proponent for the full value of the syrup. As Mr. Cannon wrote:

> "Joe, I think there must be some kind of misunderstanding. *I remember asking how much I owed you for the pancake syrup and you told me that I didn't owe you anything.*
>
> However, as it seems I misunderstood you, please tell me how much you valued the Argentine desert toppings for and do **not** deduct them from the cost of the pancake syrups. They were meant to be a present for you and your family.
>
> I'll be in the New York area and can drop off the check at 1133. Please tell me what the new amount is."

(See Exhibit H)

On June 18, the Proponent responded to Mr. Cannon. He wrote:

> Percy, the total cost of the material I provided was $67.48. I had left the cash register receipt in the bag.
>
> I was told that the value of the desert toppings you gave me was $21.75.
>
> However, I do not expect the total, only the net difference.

(See Exhibit I)

The net difference was $45.73.

On June 21, 2002, the Proponent sent another e-mail to Percy Cannon. In such e-mail the Proponent admitted that he had provided the pancake syrup to the Cannons as a gift. The Proponent wrote:

> Percy, in your last [reply] to me you indicated that we had a misunderstanding, over the payment for the materials I had brought with me to Buenos Aires, last fall.
>
> There was no misunderstanding. **You are correct in that I asked for no payment for these items. that is absolutely correct.**
>
> However, there were instances which occurred last January, which have disappointed me greatly and left me with the feeling that it was inappropriate to provide the materials at no cost.
>
> I am sorry that it was necessary to ask for payment.
>
> (See Exhibit J)

It is clear from the Proponent's June 21,2002 e-mail communication that the Proponent had only recently changed his mind -- transforming what had all along been a **gift** of syrup into something that the Proponent now, for the first time, wanted Mr. Cannon to pay for. It is noteworthy that Mr. Cannon then offered to pay the Proponent for the full value of the Pancake Syrup, without deducting any amount for the value of his reciprocating gift of dessert jellies. It is unclear why only three days later, the Proponent decided to sue IBM for the syrup. On June 24, 2002, the Proponent filed Pancake Lawsuit I in White Plains City Court, suing IBM for $67.73, representing the Proponent's accounting of the COST OF ITEMS PURCHASED. (See Exhibit D)

Since there was no detail on the verified complaint, IBM counsel contacted the court and the Proponent to investigate. After gaining an understanding of what was going on, IBM, now cognizant of the Proponent's sensitivities and his other grievances against IBM (described infra), contacted Mr. Cannon. Mr. Cannon explained that the Proponent had delivered some syrup to him and his wife in Argentina in the Summer of 2001 as a gift, doing so of his own accord after hearing from Mr. Cannon how difficult it was to procure good syrup locally in Argentina. Mr. Cannon noted that he had offered to pay the Proponent for the syrup, but that the Proponent had refused, insisting it to be a gift. Mr. Cannon also noted that in return for the Proponent's graciousness, he reciprocated by delivering to the Proponent, the next time he came to the United States on business, some specialty desert toppings from Argentina -- also as a gift. Mr. Cannon stated that nothing more was said about either of these two "gifts" until the Proponent decided, *sua sponte*, on the eve of his termination from IBM in June 2002, both that (i) Mr. Cannon should now pay the Proponent for the syrup he had furnished as a gift over 9 months earlier, and (ii) IBM should also be made to pay, through the lawsuit, asking IBM to pay the cost of the same syrup the Proponent had just asked Mr. Cannon to pay for -- and which Mr. Cannon had agreed to pay for -- less than a week earlier. At such time, Mr. Cannon was in the process of planning a personal move from Argentina to the United States to assume a position at IBM in Somers, N.Y.

The Retirement Luncheon Lawsuit

The Pancake Syrup I lawsuit described above was not the only litigation the Proponent filed against IBM on June 24, 2002, his last day of work. Prior to leaving IBM, the Proponent had multiple discussions with his U.S. manager, Terri BrowneKutzen, about having a retirement luncheon or dinner in his honor. In fact, on June 20, 2002, four days prior to his termination, Ms. BrowneKutzen expressly wrote to him, and offered to gather letters of congratulations for him on his retirement. At that time she again expressly offered to host a luncheon for him. (See Exhibit K). In this connection, it is noteworthy that IBM managers have the discretion to host a retirement luncheon or dinner for an exiting employee, but are certainly not under any legal obligation to do so.

The Proponent evidenced some misgivings about having a retirement luncheon in his honor. Despite any number of requests from Ms. BrowneKutzen, the Proponent would never commit to having such a luncheon, or to provide Ms. BrowneKutzen with a list of the persons he wanted to invite to attend such a function in his honor. At the Proponent's June 24, 2002 exit interview, Ms. BrowneKutzen again reiterated her offer to host a lunch or dinner on the Proponent's behalf. The Proponent, however, told his manager he appreciated the offer, but would have to think about it and would "let her know."

In fact, the Proponent had other ideas with respect to such matter, for on that very same day, the Proponent filed a second lawsuit against IBM in White Plains City Court, claiming IBM owed him $561.11. This sum represented the total amount the Proponent independently figured to be the "COST OF RETIREMENT DINNER EARNED BUT NOT PROVIDED". According to the Proponent's statement which was filed with the Court to back up the claims in his lawsuit, he wanted to be paid *in cash* for the total value of the luncheon he didn't have. The Proponent determined the $561.11 total amount as follows:

"$57 each (Per IBM Guidelines) x 8 Attendees + Tax + Gratuity." (see Exhibit L)

After IBM was simultaneously served with the Pancake Syrup I and Retirement Luncheon lawsuits, IBM counsel contacted the Proponent to investigate. By such time, the Proponent had already left IBM. The Proponent was unemployed, and was keenly focused on receiving the $63,527.70 and other benefits which he was eligible for under the SDRA. At the same time, having read the SDRA package, he clearly understood that it would first be necessary for him to sign and deliver the General Release and Covenant Not to Sue he had been provided in his SDRA package in order for him to get such payment. The release also specifically advised him to seek out the advice of his own counsel before executing such release.

After considering his situation carefully, the Proponent finally indicated to IBM on July 3, 2002 that he would drop his two pending lawsuits (Pancake Syrup I and Retirement Luncheon), and that he would sign and deliver to IBM the General Release and Covenant Not to Sue. Moreover, with respect to the Proponent's original claim of bias and discrimination, as set forth in his June 21 e-mail (Exhibit F, supra), the Proponent continued to think he had a claim, but agreed to drop all of his claims and sign the release. In the Proponent's July 3, 2002 e-mail to Terri BrowneKutzen, he wrote, in pertinent part::

Terri, I deeply believe that I was subjected to a proveable level of bias and discrimination.

However, the IBM retirement payments will not be processed until September and while I am vigorously searching for a position in the industry, I may not find one immediately.

I do need the severance payment to have a cash flow until I can reestablish an income. The severance payment is tied to my signing of the General Release and Covenant Not to Sue. Litigation of this matter may take years to resolve.

I am willing to sign the release document. If you are available at 1133 today, I can come up to 1133 and sign it, if you need to witness the signature. Alternatively, I can sign the document and mail it to you. If you were available at 1133 today, and if I could sign the document and receive that check, this would be very helpful.

Thank you for assisting me to resolve this matter.

(sic) (See Exhibit M) (emphasis added)

On July 5, 2002, the Proponent signed the General Release and Covenant Not to Sue, and mailed it to IBM. (See Exhibit N). The Proponent received a payment of $63,527.70 from IBM. As part of the follow-up to discussions the Proponent had with IBM on the retirement luncheon issue, Ms. BrowneKutzen continued to try and schedule a retirement luncheon for the Proponent. In this connection, for example, as late as July 24, 2002, she wrote the Proponent, again asking him whether he wanted a retirement luncheon. (See Exhibit O). The Proponent failed to respond affirmatively to any of Ms. BrowneKutzen's overtures.

With respect to the issues underlying the Pancake Syrup I lawsuit, IBM had understood this to be a purely personal matter between the Proponent and Mr. Cannon, who at the time was still resident in Argentina, but planning a move to the United States, and so informed the Proponent.

Mr. Cannon moved to the United States on August 21. Once settled in his new position, he followed through on his earlier offer to the Proponent. After securing a new Citibank checking account in the United States, Mr. Cannon wrote the Proponent the *first check* on such account (#101) in the amount of $45.73, which amount represented the precise amount the Proponent had "calculated" as the amount due him his June 18, 2002 e-mail. Contrary to the allegation of the Proponent, Mr. Cannon's payment was not motivated in any way by the filing of the instant Proposal. The Proponent expressly acknowledged receiving Mr. Cannon's check by an e-mail dated September 16, 2002. (See Exhibit P).

In such same e-mail, however, the Proponent then indicated to Mr. Cannon that such amount was only a "partial payment" for the personal expenses the Proponent had incurred. The Proponent then stated in such e-mail to Mr. Cannon his rationale for submitting the Proposal. In the Proponent's view, his experience with Mr. Cannon and the pancake syrup caused him to file the stockholder proposal asking that IBM managers be directed not to ask or require employees to incur expenses for personal items for managers.[2] This can only be seen as further evidence of the Proponent's personal grievance in submitting the instant Proposal.

In the Proponent's own words:

> I have submitted this proposal to the SEC and I believe, that it is only this action that has resulted in the payment you just sent to me. I believe that you are now trying to maintain that the matter is closed and that there is no issue.
>
> In addition to the amount extended for you, on my behalf, there are now court filing fees that I had incurred whch have not been paid. In addition, I maintain that I asked for payment, waited patiently for more than 3 months and received no response from you. Now, after a shareholder motion has been filed, you want to pretend that you have repaid me and that you acted responsibly.
>
> I have already filed the proposal. I believe that it is in IBM's overall beneficial interest to allow the motion to be entered and voted on. I intend to persue that.
>
> I fully realize that you sent me the partial check hoping that the matter would be closed. I wish that you had made a good faith response a bit earlier. Since the motion has been filed, you may want your check back. I will gladly return it, to whatever address in the U.S. you provide. I would prefer to return the check to you, as it serves to make the matter clearer.
>
> Again, in summary, I incurred the expenses more than a year ago, on your behalf. Over 3 months ago, I asked you for payment. None was received until today, after I had filed a shareholders motion with the U.S. SEC.
>
> I sincerely wish that you had responded in good faith or at least provided some indication that you intended to do so. You made no effort to reply until the motion was filed with the SEC.

(sic) (See Exhibit P)

---

[2] This alleged proposal relating to incurring expenses was never submitted to IBM. The Proponent indicates in his September 16 e-mail to Mr. Cannon that he submitted such a proposal "to the SEC." The instant Proposal, which was the only one submitted to IBM, does not seek what he told Mr. Cannon it sought. In this connection, the Proponent subsequently certified in item 4 on page 2 of his September 30, 2002 letter that "[t]his the only motion I have ever submitted, and the only one submitted this year." In light of these facts, the Company reads the Proponent's September 16 e-mail to Mr. Cannon as providing further evidence of the Proponent's animus toward IBM and his former management, of his own personal motivations behind filing the Proposal, and of the Proponent's ongoing attempt to misuse the shareholder proposal process to address his own personal issues, all in contravention of Rule 14a-8(i)(4).

Mr. Cannon has informed the undersigned that the Proponent cashed his check on September 25, 2002. As noted earlier, the Proponent also filed a second lawsuit against Mr. Cannon on that same date, again relating to the pancake syrup. (Exhibit E)

The Pancake Syrup II Lawsuit

As noted above, the Proponent filed such second Pancake Syrup lawsuit against Mr. Cannon, his former manager, notwithstanding the fact that he had already received (on 9/16/02) and cashed (on 9/25/02) Mr. Cannon's personal check in amount of $45.73 for the pancake syrup. It is also notable that this second pancake syrup lawsuit, demanding the amount of $45.12, was noted by the Proponent to be for the "PAYMENT FOR PERSONAL ITEMS PURCHASED AT MR. CANNON'S REQUEST". (See Exhibit E). This case is currently pending, and a hearing in connection with this lawsuit is scheduled for January 22, 2003, at 4:30 p.m. in White Plains City Court. IBM is not named as a party to this litigation, although the complaint was served on Mr. Cannon at his IBM office address.

August E-Mails to IBM Management /CEO

On August 23, the Proponent sent an e-mail to Mr. Samuel J. Palmisano, the Company's CEO, forwarding an e-mail he had sent one day earlier to a variety of IBM managers, looking to review his "BIAS AND DISCRIMINATION" e-mail he had sent in June. In the Proponent's words:

> I have lost confidence in the willingness of IBM to conduct a fair review of my complaint. If anyone in IBM is interested in reviewing the issues, I will gladly review them. However, next Wednesday, I have an appointment to formally present my complaint to the U.S. Federal and State agencies.
>
> (See Exhibit Q)

The Proponent had been informed that Mr. Al Wells, the IBM Director of Employee Relations would get back to him. In fact Mr. Wells sent the Proponent an e-mail *the same day* asking that the Proponent contact him directly. On August 26, 2002, the Proponent called Mr. Wells. In an attempt to clarify the issues, Mr. Wells listened to the Proponent. The Proponent stated that he did not get promoted about five (5) years earlier into an executive position, which was filled by a woman. The Proponent also related that he went on to work for that woman, and that she said "negative things" about him.

Mr. Wells also learned from the Proponent that the Proponent also felt he should have been placed in another unspecified management position that had been open 18 months earlier. In the Proponent's view, if he had been able to take that job, he would not have been part of the downsizing. The Proponent also complained to Mr. Wells about Mr. Cannon, his former manager, who owed him money for pancake syrup. The Proponent felt management denied him the opportunity to look for another job, and had committed to investigate his issues. Finally, the Proponent complained about some additional deferred vacation pay that he thought was due to him, and he remarked that the Company should make an exception to its deferred vacation policy to accommodate and pay him for such additional vacation time.

After listening to all of his issues, Mr. Wells asked the Proponent why he never come forward at any time during the last 5 years when these issues allegedly started to occur. The Proponent did not reply, nor would he provide any more details supporting his claims.

Mr. Wells specifically discussed the release Proponent had signed in July 2002. He pointed the Proponent to the specific sentence on the first page of the release (set forth, below) relating to the Proponent's waiver of any right he had to pursue any claim or grievance through any IBM internal channel:

> In addition, you agree to waive any right you have to pursue any claim or grievance through any IBM internal channel including, but not limited to, the IBM Open Door Policy. This Release covers both claims that you know about and those that you may not know about which have accrued by the time you execute this Release.

The Proponent said that he understood this provision, but still wanted his own situation reviewed to his satisfaction. After interviewing a number of IBM employees, Mr. Wells concluded there was no credible basis to support an actionable charge of discrimination.

The Proponent was not satisfied with Mr. Wells' review, as the matter had not been resolved to the Proponent's satisfaction. Therefore, on September 5, 2002, the Proponent filed the instant stockholder Proposal in an attempt to make this a proxy matter. In addition, on September 25, 2002, the Proponent filed a formal verified complaint with both the New York State Division of Human Rights (SHDR No: 3-E-AS-02-1254953-A) and the U.S. Equal Employment Opportunity Commission (EEOC Charge # 16GA205611), alleging discrimination in connection with his termination of employment from IBM. (Exhibit B)

It is not surprising that the "Bias and Discrimination Charges" in such verified complaints raise the very same issues which are the subject of the instant stockholder proposal and emanate directly out of his current disgruntlement with IBM. Contrary to the Proponent's intimations, the same issues he has raised in the Proposal remain very much alive today, and the Company is actively engaged in the process of responding to the Proponent's Bias and Discrimination Charges with the New York State Division of Human Rights in SHDR No: 3-E-AS-02-1254953-A and the U.S. Equal Employment Opportunity Commission in EEOC Charge # 16GA205611.

For purposes of this letter, however, the following issues, certified to by the Proponent on September 25, 2002 in his verified complaint, support our claim that these issues are very much alive. According to the Proponent's verified complaint, the date of the most recent or continuing discrimination against him took place on January 28, 2002. In such complaint, the Proponent alleges that he was terminated on June 24, 2002 based upon his "belief that my termination was motivated by my age and sex." (see Exhibit B at par. 2)

In addition to his age and sex claims, the Proponent further alleges that he was slandered and harassed by other managers and that his "U.S. Manager, Terri Drowne Kutzen said fallacious and deceptive things about my work." (sic) (see Exhibit B at par. 5).

The Proponent also complains that IBM "has failed to honor the vacation time due me, which is approximately 80 days." (see exhibit B at par. 6).

While these appear similar to the claims he raised internally, more importantly, such same claims underlie the instant stockholder Proposal. The Company takes issue with all of these claims, and, as noted earlier, the Company is in the process of responding separately and fully to these claims in the above-referenced cases now pending before the NYSDHR and the EEOC. It should nonetheless be clear for purposes of this letter that the Proponent has an active grievance against IBM. In his view, he should not have been downsized, and he is in the process of pursuing active litigation against IBM to rectify his personal issues. Moreover, the Proponent's other litigation (Pancake Syrup I and Retirement Luncheon) against the Company for other items he felt the Company owed to him only further evidence the very same personal grievances, and his willingness to pursue such grievances in any forum. Were this not enough, as of this date the Proponent has instituted the second Pancake Syrup litigation, which is now pending in court against Mr. Cannon, his former manager, for the syrup he initially gave to Mr. Cannon, notwithstanding the fact that Mr. Cannon already paid him for that syrup.

While the instant Proposal is also fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations, see argument II, infra, this Proposal is clearly excludable here under Rule 14a-8(i)(4), as the Proponent has lodged the instant Proposal as one of many tactics he believes will gain some retribution against the Company for downsizing him. Therefore, this stockholder proposal should be omitted under 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company which is clearly designed to further the Proponent's personal interest which is not shared with stockholders at large.

In this connection, the SEC ruled in another no-action letter involving a similarly situated disgruntled former IBM employee:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon [former] Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company**. (emphasis added)
>
> See International Business Machines Corporation (February 5, 1980)

The same result should apply in the instant case. The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638

(January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. **Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

The Proponent's personal grievance, however styled, is of no interest to IBM stockholders at large. In this vein, the Commission has also recognized that where: (i) a proponent has a history of confrontation with a company, and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4) [and its predecessor Rule 14a-8(c)(4)], a proposal may be excludable on this ground even though, on its face, the Proposal does not reveal the underlying dispute or grievance. See Burlington Northern Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 17, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Unocal Corporation (March 30, 2000)(recent grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder).

The same result should apply here. The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern

Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be one in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); The Standard Oil Company (February 17, 1983); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 2003 Annual Meeting. Inasmuch as the instant Proponent is misusing the shareholder proposal process to further address his personal grievance against the Company, the Company respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4). See CSX Corporation (February 5, 1998)(proposal from terminated employee seeking to institute a system-wide formal grievance procedure excluded because it related to the redress of a personal claim or grievance); Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance). (2)

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

In addition to the grounds set forth above for exclusion under Rule 14a-8(i)(7), the Company also believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) provides that a Company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission has expressed two central considerations underlying the ordinary business exclusion. See Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." (id. at 29,108) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently determined that employment policies and practices for the general workforce of a company, including hiring, firing (including downsizing), employee relations, promotion, and general compensation are all matters relating to the conduct of ordinary business operations, of a company and as a result proposals relating thereto may be omitted from a company's proxy materials under Rule 14a-8(i)(7). Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); see The TJX Companies, Inc. (March 24, 1998) (proposal to make all possible lawful efforts to implement or increase activity on certain employment policy principles); Merck & Co., Inc (January 23, 1997) (proposal to adopt policies (i) encouraging employees at all levels of the Company to freely express their ideas and opinions on all matters of concern affecting the Company; (ii) providing safe avenues for employees to pursue and remedy all problem areas affecting the Company, and (iii) containing measures for the removal of individuals who would try to prevent employees from doing so through harassment and intimidation excluded as ordinary business (employee relations)); Wal-Mart Stores, Inc. (April 2, 2002)(proposal seeking specified changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, the use of company gift cards, stock option grants and employee control of displaying of merchandise in stores excluded under Rule 14a-8(i)(7)); Price/Costco, Inc. (October 21, 1996) (proposal to adopt a policy to avoid hiring or retaining a director, officer or employee who has been adjudged or convicted of insider trading, or has entered into a consent decree with respect to alleged insider trading); General Electric Corporation (January 28, 1997) (proposal requiring company to dismiss employees responsible for new program); Exxon Corporation (January 15, 1997) (proposal to implement an anti-discriminatory employment policy with respect to sexual orientation); Niagara Mohawk Power Corporation (February 22, 1996) (proposal to abolish nepotism in company's employment practices); CBS Inc. (March 23, 1993) (proposal requiring certain job performance criteria for managers be eliminated and that the company's affirmative action programs be revised); Duke Power Company (March 4, 1992)(proposal to establish employee advisory council which would meet and discuss issues of concern related to board decisions and policies omitted under ordinary business exclusion (i.e., employee relations)); GTE Corporation (February 4, 1992)(to same effect).

a. The structuring of the Company's internal employee relations program is an ordinary business matter.

The general administration by the Company of its internal employee relations programs, including the manner in which such programs are handled by the Company, is another activity which is part of the ordinary business operations of the Company. Intel Corporation (March 18, 1999)(proposal from ex-employee to implement an self-styled employee 'bill of rights' properly excluded as ordinary business (i.e., management of the workforce) In addition, the staff has explicitly held that proposals that seek for the registrant to adopt various policies with respect to its downsizing activities relate to the conduct of the ordinary business operations of the Company (i.e. management of the workplace and general compensation issues). Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities). Notably, the staff has ruled that a proposal that IBM take action to terminate all unnecessary employees and restructure at a much lower cost than in past years was also subject to exclusion as ordinary business. See IBM Corporation (December 18, 1990). In sum, designing and administering and implementing the activities implicated in the Proposal relate to the Company's ordinary business operations. See also American Telephone and Telegraph (January 5, 1990)(proposal dealing with the reduction of personnel); Philadelphia Electric Company (January 29, 1988)(to same effect). The Company believes that the instant Proposal implicates both of the underlying concerns of the ordinary business rule and is thus excludable from our proxy materials.

b. Designing and Implementing our downsizing programs, including (i) the SDRA; (ii) the benefits payable thereunder and (iii) the specific terms and conditions of the release necessary to secure such SDRA benefits, are all Ordinary Business Matters for IBM and its Human Resources Group (HRG).

A fundamental part of the day-to-day business operations of IBM are the detailed internal processes we have in place for the hiring, training, retaining and separation of employees on a day-to-day basis. Integral to these employee relations processes is the implementation and assessment by management of Company practices and programs which are designed to ensure adherence to our internal policies and practices in a manner consistent with applicable law. These activities necessarily include Company downsizing activities, including, as here, the SDRA, the specific terms of the SDRA program, and finally the specific terms and conditions of the General Release and Covenant Not to Sue which is associated with receiving benefits under the SDRA.

As part of implementing the Company's downsizing activities the Company's HRG engages regularly with the Human Resources Law Group (HRLG) in order to ensure full legal compliance with the terms and conditions of its resources actions. In addition, the HRG, together with the HRLG provides detailed instructional sessions to the HR representatives involved in the resource actions, and IBM's HRG has appropriate staff in place to ensure that implementation of all resource actions adhere to applicable laws and IBM practices. IBM has undertaken many resource actions over more than a decade to meet the changing needs of the Company, all in the ordinary course of business. See, e.g., IBM Corporation (December 18, 1990), supra.

In the instant case, the Company undertook this Spring to implement the SDRA, a resource action, in order to remain competitive and become more efficient. Under the SDRA, IBM reduced the number of Company personnel in the ordinary course of IBM's business. Such entire SDRA process was effected in full compliance with applicable laws as well as internal Company practices.

The SDRA provides for a special enhanced payment of up to 26 weeks salary, a subsidized transitional medical plan, transitional group life insurance coverage, career transition services, reimbursement of up to $2,500 for retraining assistance, a bridge to retirement for eligible employees and a vesting enhancement under the IBM Personal Pension Plan. As part of the SDRA, each affected employee was given a detailed Summary Plan Description along with ample time to consider its ramifications. Included in the SDRA package was a 3 page General Release and Covenant Not to Sue. Set forth on the top of such document, in capital letters, is a statement advising the employee to consult with an attorney prior to signing the release. The release met all the requirements of applicable law. The portion of the release now at issue with the instant Proponent expressly required that he waive any right to pursue any claim or grievance through any IBM channel, including, but not limited to the IBM Open Door Policy:

> In addition, you agree to waive any right you have to pursue any claim or grievance through any IBM internal channel including, but not limited to, the IBM Open Door Policy. This Release covers both claims that you know about and those that you may not know about which have accrued by the time you execute this Release.

As noted earlier, the Proponent, on the eve of his termination and dissatisfied that he had been selected for downsizing, sent an e-mail claiming 'bias and discrimination.' He later left IBM without signing the release. The Proponent determined on his own that he wanted the special SDRA payment and associated benefits. He also clearly understood that he would have to sign the release to get the benefits of the SDRA (including the payment). The Proponent also understood that signing the release required him to waive various rights, including the right to pursue his grievance internally. Moreover, the Proponent had ample time to consider this release, including the provision in question, signed the release, and collected the payment and other benefits under the SDRA. IBM did not coerce the Proponent into signing the release. To the contrary, the Proponent signed this release of his own volition, with full knowledge of its ramifications.

Now, the Proponent, through the mechanism of this stockholder proposal, seeks to have IBM eliminate all discretion over whether it would be required to investigate all internal complaints in cases where a former employee raised a claim of bias and discrimination after executing a release, regardless of the merits of the claim. Aside from the fact that this proposal clearly is nothing more than a thinly disguised personal grievance, see Argument I, supra, in effect, the Proponent is also demanding, through the Proposal, that the Company rewrite out of the release the very clause which is the subject of his personal grievance. The Proponent wants the Company to internally investigate all claims, even after releases were signed. In short, the Proponent would have the Company write out of the release the very clause he read, considered, understood, signed, and was compensated for relating to the waiver of his right to pursue any claim or grievance through any IBM internal channel.[3]

In effect, the Proponent improperly seeks to substitute his own judgment for that of internal IBM management regarding the ongoing task of determining how best to (i) plan resource (i.e. downsizing) actions such as the SDRA, (ii) draft release agreements, including what provisions should and should not be contained therein, as well as (iii) review and process employee complaints, including, without limitation complaints from employees such as the Proponent who have executed releases, but who believe they were discriminated against. Aside from the fact that this matter is clearly a personal grievance under Rule 14a-8(i)(4), as described in Argument I, supra, the Company believes the instant Proposal may also be omitted from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because the mandate for an internal review of all complaints of bias and discrimination regardless of the status of the employee clearly micro-manages the Company by forcing the Company to revise both its underlying HR processes associated with its resource action planning activities as well as its internal appeals process in a way that eliminates the exercise of all judgment and discretion on the part of the Company's employee relations department for any and all claims mentioning or even hinting at discrimination, irrespective of the merits of such claims. This type of micromanagement is subject to omission under the ordinary business exclusion of Rule 14a-8(i)(7).

Our HR department is staffed with highly trained professionals, who must be able to plan the Company's resource actions in a way that provides both the Company and affected employees with a package of benefits appropriate to the situation at hand. The design of the specific benefits and provisions of the resource actions is an integral part of the role of such HR professionals. Moreover, the Release and Covenant Not to Sue is an integral part of the design of the resource package. The terms set forth in the Release and Covenant Not to Sue serves to balance the Company's interest in achieving finality with respect to the matters set forth therein, with the interests of affected employees who are interested in receiving the special benefits of the resource action in exchange for signing the Release and Covenant Not to Sue.

Further, our HR professionals must, as a matter of ordinary business, be able to exercise independent judgment and discretion in handling a variety of employee grievances in a variety of sensitive situations. Needless to say, employee emotions run high in downsizing cases and the Company takes particular care in making selections that adhere to all legal requirements. When there are downsizings, tough choices have to be made, and many employees are understandably distraught when they learn they have been selected for

---

[3] As noted earlier, the Proponent's execution of the release has not stopped him from instituting **external** charges against the Company with NYSDHR and the EEOC. (See Exhibit B) IBM is in the process of answering these claims before such governmental agencies, and we will defend the validity of our position vigorously.

downsizing. However, being selected for downsizing does not, *ipso facto*, lead to the conclusion that one has been unlawfully discriminated against.

It is also important to understand that no employee is required to sign a release. Doing so is completely voluntary. Signing a release entitles the employee to receive the benefits associated with the resource action. The Proponent signed this release of his own accord. The Proponent knowingly waived the rights and claims under the release and, by signing the release, he received the benefits associated with the SDRA. If the Proposal were implemented, *all* employee complaints, regardless of their merits, would have to be investigated internally, if such complaints raised any bias claim -- even where the employee had signed a release explicitly waiving any right to such internal investigations. The elimination of IBM management's discretion to investigate in cases where employees knowingly signed a release with such provision would be both unworkable as well as unwise.

IBM management must retain the ability and discretion to determine both the terms of the underlying resource program as well as the proper circumstances under which internal investigations of bias complaints by employees are to be undertaken, along with the quantum of inquiry or investigation relating thereto. Indeed, the instant situation involving this very Proponent presents the perfect example that justifies the rationale for the application of Rule 14a-8(i)(7) by maintaining IBM management's discretion, and avoiding the type of micro-management suggested by the instant Proponent.

Finally, it is also important to understand that there is nothing to preclude the Company from investigating claims of discrimination, even in cases where releases are involved. However, in post-employment cases where the employee has signed a release, the Company must have the discretion to determine when such internal investigations are warranted, along with the scope of any such internal investigation. The Proposal would eliminate all such discretion by rewriting the terms and conditions under which IBM designs, administers and implements its resource actions, such as the SDRA. The Proposal therefore falls within the Company's ordinary business operations under Rule 14a-8(i)(7). Since the Proposal directly addresses the Company's ordinary business operations, it must be excluded under Rule 14a-8(i)(7). Therefore, upon the basis of the consistent precedents by the staff of the SEC, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7). Mobil Corporation (January 26, 1993) supra, See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February

13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PROHIBITS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a registrant to exclude a proposal from its proxy statement if the proposal is determined to be either vague and indefinite or false and misleading. Joseph Schlitz Brewing Company (March 21, 1977). While the instant Proposal is no more than a personal grievance, as evidenced by the BACKGROUND introduction, to the extent any portions of the Proposal are can be understood to describe the factual background of this matter, the Company submits that such description is violative of Rule 14a-8(i)(3) and Rule 14a-9. Moreover, even if stockholders at large were to otherwise come to know the true circumstances and motivations behind the Proponent and the Proposal, the Company reiterates that our proxy statement is not the place for the Proponent to vent his frustrations or to otherwise point the finger at others for his own personal situation.

A reading of the BACKGROUND section shows a variety of misstatements, which the Proponent posits as facts. In the first place, and has been shown in this letter, the Proponent attempting to misuse this process to address his personal situation in violation of Rule 14a-8(i)(4). Furthermore, the Proponent's characterizations of his discussion with Mr. Wells is entirely false and misleading.

In this connection, both the entire second paragraph of the BACKGROUND paragraph, as well as the second paragraph of the resolution, are materially false and misleading. Read together, these paragraphs falsely imply that IBM breached a commitment to the Proponent that his complaint would be reviewed. Notably, and as described in Arguments I and II, supra, the Proponent omits the critical fact that the Proponent knowingly waived any and rights and claims he had or may have had with respect to any internal review when he signed the General Release and Covenant Not to Sue.

Moreover, the entire third paragraph of the Proponent's BACKGROUND introduction is both factually incorrect, as well as materially false and misleading under Rule 14a-8(i)(3) and 14a-9. Contrary to the Proponent's suggestion, Mr. Wells was quite interested in learning whether there was any actionable claim of discrimination. Notwithstanding the Proponent's execution of the release, Mr. Wells contacted the Proponent and made direct inquiry into his claims. If there had been *bona fide* evidence of discrimination, the Company would have pursued the matter further. The Proponent may now be upset that he did not present sufficient information to merit further investigation of his claims. However, this is far different from the Proponent's statements in this third paragraph with respect to IBM's position on discrimination issues. In fact, IBM has the highest regard for equal employment opportunity, and its EO programs are second to none. The Proponent now appears to accuse the Company of illegal conduct and other activities in a manner which is directly violative of Rule 14a-9. In this connection, the Commission has recognized that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation, may be omitted under Rule 14a-9. See Note (b) to Rule 14a-9. To the extent this paragraph and the subsequent Proposal falsely suggests that the Company has been engaged in improper and/or illegal conduct, the entire supporting paragraph and Proposal should be omitted under Rule 14a-9.

Given all of its infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces carefully, that it is vague and indefinite as well as false and misleading. Clearly, neither IBM stockholders nor the Company should have to wonder how this Proposal ought to be interpreted, let alone implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See no-action letter re Philadelphia Electric Company (July 30, 1992).

The staff's response above applies with full force to the instant Proposal.

The courts have supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

Moreover, given that the Proposal from the same infirmities noted in the staff letters and cases cited above, the Company hereby submits that the entire submission be omitted under Rules 14a-8(i)(3) and 14a-9. The Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes **both** the entire Proposal and the BACKGROUND statement on the basis of Rules 14a-8(i)(3) and 14a-9.

IV. **THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.**

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decisionmaking relating to the review of claims of IBM employees into the hands of our shareholders. Inasmuch as the instant Proponent seeks for our stockholders to direct IBM to conduct internal reviews of all employee complaints of bias and discrimination, and to honor related written commitments, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Joseph F. Kelly
229 Ottowa Lane
Franklin Lakes, NJ 07417
(with Exhibits)

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

10-07-2002 P

229 Ottowa Lane
Franklin Lakes, N.J. 07417
Sept. 30, 2002
201-891-8026
fax: 201-891-0981
e-mail: joefk@att.net

IBM Shareholder Services
c/o Equiserve
P.O. Box 43072
Providence, Rhode Island 02940-3072

Dear Sir:

NOTE: Submitted to IBM via Registered Mail

On Sept. 5, 2002 I submitted a stockholder's proposal to IBM, for inclusion in the next proxy statement and notification of stockholder's annual meeting. I submitted this to the corporate office and to the attention of Mr. Sam Palmissano, the Chairman and Chief Executive Officer of the IBM Corp. No acknowledgement nor response was ever received.

I submitted this motion via mail, with proof of delivery (See copy of receipt attached).

I have today, contacted the Securities & Exchange Commission with respect to assuring that I am following the correct procedures for submission of a stockholder's motion. I have also asked the SEC for assistance in obtaining focus on the motion I submitted.

BACKGROUND:
I was an employee of IBM until July 1 of this year. Although the background to the motion is based on a problem I had with a bias and discrimination complaint, I am not specifically addressing my own complaint nor am I asking for any action with respect to my complaint. I am addressing an IBM business practice issue, and asking that the shareholders vote on changing that practice, for the beneficial interest of the overall IBM Corporation.

Before my separation from IBM, I submitted a complaint of bias and discrimination. and offered to provide clear evidence of same. Mr. Bete Demeke, an IBM Vice President, replied to my note and committed, in writing, that a review of my complaint would take place. Two months went by and I heard no communication about the promised review. I followed up and was contacted by Mr. Al Wells, who told me that no review had taken place and that no review was to be held.

Mr. Wells explained that once I had signed the Release form and Covenant Not to Sue (required to receive the severance pay), IBM had no need to conduct a review of any discrimination, since I could not sue, even if the complaint was valid. Mr. Wells explained that once I had signed the release form, IBM was really not interested in whether or not I had been subjected to discrimination. IBM was also not even interested in whether or not the U.S. Federal law had been broken.

STOCKHOLDER MOTION

The motion I submitted is:

> RESOLVED: if an employee of IBM submits a complaint of bias and discrimination, the shareholders direct that such complaints be honestly and forthrightly reviewed, regardless of the status of the employee.
>
> Further, the shareholders direct that if written commitments from IBM executives are made that such reviews will take place, then it should be the policy and business practice of IBM that such commitments be honored.

The Securities & Exchange Commission also advised me that it is necessary to satisfy 5 criteria, in order to assure eligibility for submitting a stockholder's motion.

The section below is submitted to satisfy eligibility requirements, per the SEC's criteria for submitting a stockholder's proposal.

PROOF OF ELIGIBILITY

1. I certify that I am a shareholder of the IBM Corp. with, at least, $2,000 value of the shares of the IBM Corp. stock I hold. See a copy of the recent statement of the Investor's Services Program (ISP) which is attached.

2. I certify that I have held these shares for at least one year. Proof is on file with IBM - Investor's Services Program.

3. I certify that I intend to hold these shares for, at least, another year. The shares of IBM which I own constitute a long term investment and were not purchased solely for the purpose of satisfying eligibility requirements for submitting a shareholder proposal.

4. The SEC rules limit shareholders to one motion per year. This is the only motion I have ever submitted, and the only one submitted this year.

5. The shareholder motion must be limited to 150 words. The motion I submitted contains 66 words.

Please accept the motion submitted and notify me of your acceptance.

Respectfully submitted,

Joseph F. Kelly

ATTACHMENTS:

1. Copy of Proof of Mailing of Sept. 5, 2002 letter to Mr. Sam Palmissano

2. Copy of recent statement of IBM's Investor Services Program (ISP)

cc. Mr. Harvey Pitt
Chairperson
The Securities & Exchange Commission
OIEA
450 Fifth St. NW
Washington, D.C. 20540

cc. Mr. Sam Palmissano
Chairman
IBM Corporation
New orchard Road
Armonk, N.Y. 10504

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

STATE OF NEW YORK
EXECUTIVE DEPARTMENT
DIVISION OF HUMAN RIGHTS
8 John Walsh Blvd.- Suite 204 Peekskill, NY 10566
(914)788-8050
(914)788-8059 Ext. FAX

Evonne Jennings Tolbert
Commissioner

Date: 09/25/02

IBM CORP.
BETE DEMEKE, V.P.
1133 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

Re: JOSEPH F. KELLY
vs.
IBM CORP.

SDHR No: 3-E-AS-02-1254953-A

Enclosed is a copy of a verified complaint filed with the Division of Human Rights. This complaint, which alleges an unlawful discriminatory practice in violation of the New York State Human Rights Law, is being served upon you pursuant to Section 297.2 of that law.

This office will conduct a full investigation and will make a determination as to whether or not there is probable cause to believe that an act of unlawful discrimination has occurred.

The State Human Rights Law and Division practices provide for alternative dispute methods, including conciliation, settlement and mediation, for resolving complaints. It has been our experience that the interests of the parties are best served through the use of these practices. Alternative Dispute Resolution efforts will not in any way prejudice the rights of either party. If you wish to explore the possibility of resolving the matter call this office at (914) 788-8050 within five (5) business days of receipt of this letter.

Submit a response in duplicate to each and every allegation in the Complaint and complete the enclosed Respondent Information Sheet within fifteen (15) days of the date of this letter.

Sincerely,

Margaret Gormley-King
Regional Director

Enclosures:
Verified Complaint
Respondent Contact Information Form

Respondent Letter (INV.3) (1 of 2)
/slo
09/25/02

STATE OF NEW YORK: EXECUTIVE DEPARTMENT
STATE DIVISION OF HUMAN RIGHTS

EXEC. LAW ART. 15
SDHR NO:
3-E-AS-02-1254953-A

(State Division of Human Rights on the Complaint of)

JOSEPH F. KELLY COMPLAINANT

- against -

IBM CORP. RESPONDENT

TITLE VII/ADEA: Federal Charge No: 16GA205611

I, JOSEPH F. KELLY, residing at 229 OTTOWA LANE, FRANKLIN LAKES, NJ 07417, Tel. No. (201) 891-8026 (H) charge the above-named respondent whose address is 1133 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 Tel. No. (914) 642-2000 with an unlawful discriminatory practice relating to Employment in violation of Article 15 of the Executive Law of the State of New York (Human Rights Law) because of Age and Sex.

Date most recent or continuing discrimination took place 01/28/02.

The particulars are:

1. I am a 67 year old male, having been born June 8, 1935. I began my employment with Respondent on or about December 2, 1960. My last position was that of Marketing Manager. To my knowledge and belief, my job performance has always been at least satisfactory.

2. On June 24, 2002, I was terminated. It is my belief that my termination was motivated by my age and sex.

3. In or about December 2001, I was informed that my job was being phased out due to headcount cutbacks. Then on January 28, 2002, my manager, Percy Cannon, interviewed Juan Carlos Fernandez for my position. To my knowledge and belief, Mr. Fernandez is substantially younger then I.

4. One of the reasons I belive my sex was a factor in my termination is because, during my employment Shelly Nisonger, a female, younger then I, and less qualified then I was, was given a directorship in marketing over me. I was advised by my supervisor, Massimo Bonciani, that this appointment came directly from Mark Elliott, who was at that time, V.P. Worldwide software Marketing.

5. In addition, I have been slandered and harassed by other

managers. For example, Jean Mark Favennec, Respondent's Vice President of World Wide Software Marketing, inquired about my availability and was advised by Bete Demeke, V.P. of Software Marketing America, that I was unavailable and that I had accepted another position. This is not true and I never advised Mr. Demeke or anyone else that I was unavailable for a position with Respondent. Additionally, my U.S. Manager, Terri Drowne Kutzen said fallacious and deceptive things about my work.

6. It should be further noted that Respondent has failed to honor the vacation time due me, which is approximately 80 days. I had postponed my vacation on several occasions due to my work load and at the Request of Respondent.

7. It is my belief if I were not 67 and a male, I would not have been treated in this manner and would not have been terminated from my employment after 42 years.

8. Based on the above, I charge Respondent with denying me equal terms, conditions and privileges of my employment because of my age and sex, in violation of the New York State Human Rights Law.

SDHR NO: 3-E-AS-02-1254953-A FEDERAL CHARGE NO: 16GA205611

" I have not commenced any other civil or criminal action, nor do I have an action pending before any administrative agency under any other law of this state based upon this same unlawful discriminatory practice."

I also charge the above-named respondent(s) with violating Title VII of the Civil Rights Act of 1964, as amended (covers race, color, creed, national origin, sex relating to employment) and hereby authorize SDHR to accept this verified complaint on behalf of EEOC subject to the statutory limitations contained in Title VII. In addition, I hereby authorize SDHR to accept this verified complaint as a filing under the Age Discrimination in Employment Act (ADEA) as amended (covers ages 40 years of age or older in employment). SDHR covers ages 18 years of age or older in employment.

(Signature of Complainant)

STATE OF NEW YORK) §:
COUNTY OF Westchester)

JOSEPH F. KELLY, being duly sworn, deposes and says: that he/she is the complainant herein; that he/she has read (or had read to him/her) the foregoing complaint and knows the content thereof; that the same is true of his/her own knowledge except as to the matters therein stated on information and belief; and that as to those matters, he/she believes the same to be true.

(Signature of Complainant)

Subscribed and sworn to before me this 25th day of September, 2002

(Signature of Notary Public)

GRACE E. MIRANDA
Notary Public, State of New York
No. 60-4666568
Qualified in Westchester County
Commission Expires April 30, 2006

Complaint: Title VII/ADEA (INT.10) (2 of 2)
/slo
09/25/02

EQUAL EMPLOYMENT OPPORTUNITY COMMISSION

New York District Office
201 Varick Street, Suite 1009
New York, New York 10014

PERSON FILING CHARGE:
JOSEPH F. KELLY
THIS PERSON (Check One):
Claims to be aggrieved [X]
Is filing on behalf of other person(s) [ ]
DATE OF ALLEGED VIOLATION:
01/28/02
PLACE OF ALLEGED VIOLATION:
Westchester
EEOC CHARGE NUMBER:
16GA205611
FEPA CHARGE NUMBER (If Known):
3-E-AS-02-1254953-A

IBM CORP.
BETE DEMBKE, V.P.
1133 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

NOTICE OF CHARGE OF DISCRIMINATION WHERE AN FEP AGENCY WILL INITIALLY PROCESS

YOU ARE HEREBY NOTIFIED THAT A CHARGE OF EMPLOYMENT DISCRIMINATION UNDER

[x] Title VII of the Civil Rights Act of 1964
[x] The Age Discrimination in Employment Act of 1967 (ADEA)
[ ] The Americans with Disabilities Act (ADA)

HAS BEEN RECEIVED BY

[ ] The EEOC and sent for initial processing to ______________________ (FEP Agency)

[X] The N.Y.S.D.H.R (FEP Agency) and sent to the EEOC for dual filing purposes.

While the EEOC has jurisdiction (upon the expiration of any deferral requirements if this is a Title VII or ADA charge) to investigate this charge, EEOC may refrain from beginning an investigation and await the issuance of the Agency's final findings and orders. These final findings and orders will be given weight by EEOC in making its own determination as to whether or not reasonable cause exists to believe that the allegations made in the charge are true.

You are therefore encouraged to cooperate fully with the Agency. All facts and evidence provided by you to the Agency in the course of its proceedings will be considered by the Commission when it reviews the Agency's final findings and orders. In many instances the Commission will take no further action, thereby avoiding the necessity of an investigation by both the Agency and the Commission. This likelihood is increased by your active cooperation with the Agency.

[X] As a party to the charge, you may request that EEOC review the final decision and order of the above named Agency. For such a request to be honored, you must notify the Commission in writing within 15 days of your receipt of the Agency's issuing a final finding and order. If the agency terminates its proceedings without issuing a final finding and order, you will be contacted further by the Commission. Regardless of whether the Agency or the Commission processes the charge, the Recordkeeping and Non-Retaliation provisions of Title VII and the ADEA as explained on the second page of this form apply.

For further correspondence on this matter, please use the charge number(s) shown.

[ ] An Equal Pay Act Investigation (29 U.S.C 206(d) will be conducted by the Commission concurrently with the Agency's investigation of the charge.
[X] Enclosure: Copy of the Charge

BASIS FOR DISCRIMINATION: [ ] RACE, [ ] COLOR, [X] SEX, [ ] DISABILITY, [ ] RETALIATION, [X] AGE, [ ] RELIGION, [ ] NATIONAL ORIGIN

CIRCUMSTANCES OF ALLEGED VIOLATION:

SEE ATTACHED N.Y.S.D.H.R. COMPLAINT

DATE: 09/25/02

TYPED NAME OF AUTHORIZED EEOC OFFICIAL
Spencer H. Lewis, Jr.

RESPONDENT COPY
cc: EEOC, FCU

Form: 131A - CONCURRENT with DOV after 11/21/91

Attachments: Respondent - Complaint, 212, 131A, SDHR: 131 6/92
Complainant - Notice

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

STATE OF NEW YORK: COUNTY OF WESTCHESTER
WHITE PLAINS CITY COURT
77 SOUTH LEXINGTON AVENUE
WHITE PLAINS, NEW YORK 10601

SMALL CLAIMS SUMMONS
TEL - 914-422-6050
INDEX: SC-2002-1150

DEFENDANT:

IBM CORP.

1133 WESTCHESTER AVE.
WHITE PLAINS, N.Y. 10604

PLAINTIFF: JOSEPH KELLY

229 OTTOWA LANE
FRANKLIN LAKES, N.J. 07417

TAKE NOTICE the above plaintiff(s) seeks judgment in this Court against you for $561.11 together with costs, upon the following claim:

COST OF RETIREMENT DINNER EARNED AND NOT PROVIDED

THERE WILL BE A HEARING before this Court upon this claim on October 2, 2002 at 04:30 PM in the Small Claims Part B, held at the above address.

YOU MUST APPEAR and present your defense and any Counterclaim you may desire to assert at the Hearing at the time and place set forth above (a corporation must be represented by an attorney or any authorized officer, director or employee). IF YOU DO NOT APPEAR, JUDGMENT WILL BE ENTERED AGAINST YOU BY DEFAULT, EVEN THOUGH YOU MAY HAVE A VALID DEFENSE. If your defense or Counterclaim, if any, is supported by witnesses, account books, receipts, or other documents, you must produce them at the Hearing. The Clerk, if requested, will issue subpoenas for witnesses, without fee. IF YOU ADMIT THE CLAIM, BUT DESIRE TIME TO PAY, YOU MUST APPEAR PERSONALLY ON THE DAY SET FOR THE HEARING AND STATE TO THE COURT YOUR REASONS FOR DESIRING TIME TO PAY.

DATED: June 24, 2002

Patricia Lupi
CHIEF CLERK, WHITE PLAINS CITY COURT, Clerk

IF YOU DESIRE A JURY TRIAL, you must before the day upon which you have been notified to appear, file with the Clerk of the Court a written demand for a trial by jury. You must also pay to the Clerk a jury fee of $55.00 and file an undertaking in the sum of $50.00 or deposit such sum in cash to secure the payment of any costs that may be awarded against you. You will also be required to make an affidavit specifying the issues of fact you desire to have tried by a jury, stating that such trial is desired and demanded in good faith. Under the law, the Court may award $25.00 additional costs to the plaintiff(s) if a jury trial is demanded by you and a decision is rendered against you.

** NOTE ** THE Court does not encourage adjournments. Only the Judge may grand an adjournment request. All requests MUST be in writing with notice to the other party and for good cause. If you do not receive notice of a new date you or someone on your behalf MUST appear in Court to explain to the Judge why you cannot be ready for trial.

A defendant if he wishes to file a counterclaim shall do so by filing with the clerk a statement containing such counterclaim within 5 days of receiving the notice of claim. At the time of such filing the defendant shall pay to the clerk a filing fee of $3.34 which is required pursuant to this subdivision. The clerk shall forthwith send notice of the counterclaim by ordinary first class mail to the claimant. If the defendant fails to file the counterclaim in accordance with the provisions of this subdivision, the defendant retains the right to file the counterclaim, HOWEVER the counterclaim may, but shall not be required to, request and obtain an adjournment to a later date. The claimant may reply to the counterclaim, but shall not be required to do so.

!!!BRING THIS NOTICE WITH YOU AT ALL TIMES!!!

*** A COPY OF THE BOOKLET, "A GUIDE TO SMALL CLAIMS PART", IS AVAILABLE AT ANY CITY COURT.

Exhibit D

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

STATE OF NEW YORK: COUNTY OF WESTCHESTER
WHITE PLAINS CITY COURT
77 SOUTH LEXINGTON AVENUE
WHITE PLAINS, NEW YORK 10601

SMALL CLAIMS SUMMONS
TEL - 914-422-6050
INDEX: SC-2002-1151

L .ENDANT:

IBM CORP.

1133 WESTCHESTER AVE.
WHITE PLAINS, N.Y. 10604

PLAINTIFF: JOSEPH KELLY

229 OTTOWA LANE
FRANKLIN LAKES, N.J. 07417

TAKE NOTICE the above plaintiff(s) seeks judgment in this Court against you for $67.73 together with costs, upon the following claim:

COST OF ITEMS PURCHASED

THERE WILL BE A HEARING before this Court upon this claim on October 2, 2002 at 04:30 PM in the Small Claims Part B, held at the above address.

YOU MUST APPEAR and present your defense and any Counterclaim you may desire to assert at the Hearing at the time and place set forth above (a corporation must be represented by an attorney or any authorized officer, director or employee). IF YOU DO NOT APPEAR, JUDGMENT WILL BE ENTERED AGAINST BY DEFAULT, EVEN THOUGH YOU MAY HAVE A VALID DEFENSE. If your defense or Counterclaim, if any, is supported by witnesses, account books, receipts, or other documents, you must produce them at the Hearing. The Clerk, if requested, will issue subpoenas for witnesses, without fee. IF YOU ADMIT THE CLAIM, BUT DESIRE TIME TO PAY, YOU MUST APPEAR PERSONALLY ON THE DAY SET FOR THE HEARING AND STATE TO THE COURT YOUR REASONS FOR DESIRING TIME TO PAY.

DATED: June 24, 2002 ______ CLERK, WHITE PLAINS CITY COURT, Clerk

IF YOU DESIRE A JURY TRIAL, you must before the day upon which you have been notified to appear, file with the Clerk of the Court a written demand for a trial by jury. You must also pay to the Clerk a jury fee of $55.00 and file an undertaking in the sum of $50.00 or deposit such sum in cash to secure the payment of any costs that may be awarded against you. You will also be required to make an affidavit specifying the issues of fact you desire to have tried by a jury, stating that such trial is desired and demanded in good faith. Under the law, the Court may award $25.00 additional costs to the plaintiff(s) if a jury trial is demanded by you and a decision is rendered against you.

** NOTE ** THE Court does not encourage adjournments. Only the Judge may grand an adjournment request. All requests MUST be in writing with notice to the other party and for good cause. If you do not receive notice of a new date you or someone on your behalf MUST appear in Court to explain to the Judge why you cannot be ready for trial.

A defendant if he wishes to file a counterclaim shall do so by filing with the clerk a statement containing such counterclaim within 5 days of receiving the notice of claim. At the time of such filing the defendant shall pay to the clerk a filing fee of $3.34 which is required pursuant to this subdivision. The clerk shall forthwith send notice of the counterclaim by ordinary first class mail to the claimant. If the defendant fails to file the counterclaim in accordance with the provisions of this subdivision, the defendant retains the right to file the counterclaim, HOWEVER the counterclaim may, but shall not be required to, request and obtain an adjournment to a later date. The claimant may reply to the counterclaim, but shall not be required to do so.

!!!BRING THIS NOTICE WITH YOU AT ALL TIMES!!!

*** A COPY OF THE BOOKLET, "A GUIDE TO SMALL CLAIMS PART", IS AVAILABLE AT ANY CITY COURT.

Post-it® Fax Note 7671	Date 7/1/02 # of pages ▶ 2
To Jessica London	From White Plains City
Co./Dept.	Co. Court
Phone #	Phone #
Fax # 642-5786	Fax # 422-6058

CITY COURT OF WHIT
77 SOUTH LEXINGT(
WHITE PLAINS, N.Y
(914) 422-6050

APPLICATION

Payment by mail must be Certified Check or Money Order only, (Payable to White Plains Court)

Check One: √ **Small Claims (Amt. $1,000 or less filing fee $10.00)** ___

(Amt. exceeding $1,000 filing fee $15.00)

___ **Commercial Claim (Filing fee -$20.00 plus postage $4.28 =$24.28)**

___ **Counter Claim (Filing fee $3.00 plus postage .34= $3.34)**

Consumer Transaction: ___ **Yes** ___ **No**

Plaintiff Info:

JOSEPH F. KELLY
Name

Name
229 OTTOWA LANE
Address
FRANKLIN LAKES, N.J. 07417
City, State & Zip Code
201-891-8026
Telephone No.

Defendant Info:

IBM CORP.
Name

Name
1133 WESTCHESTER AVE.
Address
WHITE PLAINS, N.Y. 10604
City, State & Zip Code
914-642-5900
Telephone No.

Amt. Claim is for: $ 67.73 **(DO NOT ADD FILING FEE)**

Briefly state reason for claim: COSTS OF ITEMS PURCHASED & BROUGHT TO ARGENTINA AT MANAGER'S REQUEST, BUT NOT REIMBURSED

*** If claim submitted via mail Signature must be Notarized.**

[signature]
Signature of Claimant

****COMPLETE THIS SECTION FOR COMMERCIAL CLAIMS ONLY****

I certify that no more than five (5) actions or proceedings (including the instant action or Proceeding) pursuant to the commercial claims procedure have been initiated in the courts of this state during the present calendar month.

Signature of Notary, Clerk, Judge **Signature of Claimant**

****COMPLETE THIS SECTION FOR CONSUMER TRANSACTIONS ONLY****

.ereby certify that I have sent a demand letter to ___ defendant, at least 10 days, but no more than 180 days, before commencing this action.

Dated: ___

Signature of Claimant

Exhibit E

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

STATE OF NEW YORK: COUNTY OF WESTCHESTER
WHITE PLAINS CITY COURT
77 SOUTH LEXINGTON AVENUE
:TE PLAINS, NEW YORK 10601

SMALL CLAIMS SUMMONS
TEL - 914-422-6050
INDEX: SC-2002-1844

DEFENDANT: PERCY CANNON
C/O IBM CORP.

OFFICE 1LO3, BLDG.1(RTE 100)
SOMERS, N.Y. 10589

PLAINTIFF: JOSEPH F. KELLY

229 OTTOWA LANE
FRANKLIN, N.J. 07417

TAKE NOTICE the above plaintiff(s) seeks judgment in this Court against you for $45.12 together with costs, upon the following claim:

PAYMENT FOR PERSONAL ITEMS PURCHASED AT MR. CANNON'S REQUEST

THERE WILL BE A HEARING before this Court upon this claim on January 22, 2003 at 04:30 PM in the Small Claims Part B, held at the above address.

YOU MUST APPEAR and present your defense and any Counterclaim you may desire to assert at the Hearing at the time and place set forth above (a corporation must be represented by an attorney or any authorized officer, rector or employee). IF YOU DO NOT APPEAR, JUDGMENT WILL BE ENTERED AGAINST J BY DEFAULT, EVEN THOUGH YOU MAY HAVE A VALID DEFENSE. If your defense or Counterclaim, if any, is supported by witnesses, account books, receipts, or other documents, you must produce them at the Hearing. The Clerk, if requested, will issue subpoenas for witnesses, without fee. IF YOU ADMIT THE CLAIM, BUT DESIRE TIME TO PAY, YOU MUST APPEAR PERSONALLY ON THE DAY SET FOR THE HEARING AND STATE TO THE COURT YOUR REASONS FOR DESIRING TIME TO PAY.

CHIEF CLERK, WHITE PLAINS CITY COURT

DATED: September 25, 2002 ______________________________, Clerk

IF YOU DESIRE A JURY TRIAL, you must before the day upon which you have been notified to appear, file with the Clerk of the Court a written demand for a trial by jury. You must also pay to the Clerk a jury fee of $55.00 and file an undertaking in the sum of $50.00 or deposit such sum in cash to secure the payment of any costs that may be awarded against you. You will also be required to make an affidavit specifying the issues of fact you desire to have tried by a jury, stating that such trial is desired and demanded in good faith. Under the law, the Court may award $25.00 additional costs to the plaintiff(s) if a jury trial is demanded by you and a decision is rendered against you.

** NOTE ** THE Court does not encourage adjournments. Only the Judge may grand an adjournment request. All requests MUST be in writing with notice to the other party and for good cause. If you do not receive notice of a new date you or someone on your behalf MUST appear in Court to explain to the Judge why you cannot be ready for trial.

A defendant if he wishes to file a counterclaim shall do so by filing with the clerk a statement containing such counterclaim within 5 days of receiving the notice of claim. At the time of such filing the defendant shall pay to the clerk a filing fee of $3.37 which is required pursuant to this subdivision. The clerk shall forthwith send notice of the counterclaim by ordinary first class mail to the claimant. If the defendant fails to file the counterclaim in accordance with the provisions of this subdivision, the defendant retains the right to file the counterclaim, HOWEVER the counterclaim may, but shall not be required to, request and obtain an adjournment to a later date. The claimant may reply to the counterclaim, but shall not be required to do so.

!!!BRING THIS NOTICE WITH YOU AT ALL TIMES!!!

*** A COPY OF THE BOOKLET, "A GUIDE TO SMALL CLAIMS PART", IS AVAILABLE AT ANY CITY COURT.

White Plains City Court
77 South Lexington Avenue
White Plains, NY 10601

CERTIFIED MAIL

7001 1940 0007 0859 3051

WHITE PLAINS NY OCT 15 '02

U.S.POSTAGE
4.42
METER 5754798

Certified - Incoming
ROUTE: DROP: 1264
QTY: 1 ROOM: 1L03
BLDG: SON1
MAIL CODE: 1L03
NAME: CANNON PERCY

PBMS TRACKING NUMBER
01008A0K70AN
10-11-2002

10589/9999

Exhibit F

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Bete Demeke

06/21/2002 02:00 PM

To: Joe Kelly/Mount Pleasant/IBM, Jennifer Daniels/White Plains/IBM@IBMUS, jeff phelps/White Plains/IBM
cc: Charlie Ill/Somers/IBM@IBMUS, Ed Lineen/Armonk/IBM@IBMUS, Federico Castellanos/White Plains/IBM@IBMUS, Michael Daniels/White Plains/IBM@IBMUS, Mike Lawrie/Somers/IBM@IBMUS, Percy Cannon/Argentina/IBM@IBMAR, Randy MacDonald/Armonk/IBM@IBMUS, Terri BrowneKutzen/White Plains/IBM@IBMUS, jean-Marc Favennec/Somers/IBM
From: Bete Demeke/Chicago/IBM@IBMUS
Subject: Re: NOTIFICATION OF BIAS & DISCRIMINATION COMPLAINT

Joe - first, thank you for your note. Second, sorry that you feel this way. Third, I assure you that none of this was based on "bias and discrimination". To closely review your concerns and determine the right next steps, I'm going to ask two individuals (Jennifer Daniels, Americas General Counsel, and Jeff Phelps, SW HR Partner) to engage on this.

To everyone on the copy list: we will update you on the progress.

Regards,

Bete

Director, Software Marketing - Americas
Phone: 914-642-6354, tie 224-6354
Fax: 914-642-3604, tie 224-3604
e-mail: bete@us.ibm.com
Address: 1133 Westchester Avenue
White Plains, New York 10604

Joe Kelly

Joe Kelly

06/21/2002 12:31 PM

To: Percy Cannon/Argentina/IBM@IBMAR, Bete Demeke/Chicago/IBM@IBMUS, Terri BrowneKutzen/White Plains/IBM@IBMUS
cc: Charlie Ill/Somers/IBM@IBMUS, Michael Daniels/White Plains/IBM@IBMUS, Mike Lawrie/Somers/IBM@IBMUS, Federico Castellanos/White Plains/IBM@IBMUS, Ed Lineen/Armonk/IBM@IBMUS, Randy MacDonald/Armonk/IBM@IBMUS
From: Joe Kelly/Mount Pleasant/IBM@IBMUS

Joe Kelly
06/21/2002 12:31 PM

To: Percy Cannon/Argentina/IBM@IBMAR, Bete Demeke/Chicago/IBM@IBMUS, Terri BrowneKutzen/White Plains/IBM@IBMUS
cc: Charlie III/Somers/IBM@IBMUS, Michael Daniels/White Plains/IBM@IBMUS, Mike Lawrie/Somers/IBM@IBMUS, Federico Castellanos/White Plains/IBM@IBMUS, Ed Lineen/Armonk/IBM@IBMUS, Randy MacDonald/Armonk/IBM@IBMUS
From: Joe Kelly/Mount Pleasant/IBM@IBMUS

Subject: NOTIFICATION OF BIAS & DISCRIMINATION COMPLAINT

Last year, I strongly exceeded my business objectives achieving the following results:

zSeries Briefings

ATTENDANCE	591
LEADS GENERATED	58
VALIDATED LEADS REVENUE	$8,206K
WIN REVENUE	$4,785K

SW Catalog

LEADS	249
VALIDATED LEAD REVENUE	$2,956K*
WIN OPPORTUNITIES	89
WIN REVENUE	$1,754K*

* Mexico was late in reporting results

I built a business case for extending the zSeries Seminars, from one event, in Sao Paulo, the previous year to 4 events in 2001. I developed the agenda, tailored to the requirements of the sales executives of LA, secured funding from the worldwide sponsors and executed these successful events. The results achieved represented a four fold increase over the previous year.

The LA SW Catalog was extended from one edition in 2000 to 2 editions in 2001. In adition, the country coverage was extended to 4 countries.

The Premier Club was supported, reflective of the priority of this effort and the available resources to support it.

At the LA sales sessions at the eBU event in January, 3001, in Orlando, Alberto Arciniega presented a chart in which he highlighted the zSeries seminars as one of the top three marketing programs of 2001, in terms of results achieved.

In addition, as a supplemental project, I completed the first TSM plan for the Americas Software marketing area.

On Dec. 14, 2001, I was told that my position in the Latin America SW Marketing organization was being cut, because of significant resource reductions within the LA organization.

I immediately began to search for a new position. My manager, Percy Cannon, told me that he would not be able to assist me, in any significant way, because of his remote location in Argentina.

However, Percy told me that he had already contacted some people on my behalf, including Joan Crowe, who has worldwide responsibility for zSeries software, and with whom I had worked..

In January of 2002, while attending eBU, I met Joan and thanked her for her support, even though she did not have an opening at that time.

Joan told me that she had NEVER had any conversation about me, with Percy, at any time.

Later, at eBU, in the Solutions Center, I met Juan Carlos Fernandez, who told me that he was interviewing for a position with Percy in the LA SW Marketing organization.

With respect, there was a lack of honesty, in the way I was treated.

On the last day of work prior to the Christmas break, I met Bete Demeke in the hallway. He told me that he wanted me to attend the TSM planning session in Orlando in January. I had been working part-time on TSM and was hopeful that this might develop into a new opportunity for me. I listened carefully; but only heard Bete ask to me represent the Americas at this meeting. No job offer was evident to me. Had it been so offered, I would gladly have accepted, because of the value of the TSM work and my urgent need to find a position.

When I returned to the office on January 3, 2002, I received a call from Bonnie Endres. She told me that she had received a call from Holly Unland. Holly related a discussion she had with Bete. Holly asked Bete about his support for the new TSM role. Bete responded that he would gladly support the position, "as soon as someone explained to him, what the role was."

When I learned this, it was clear to me that Bete was not comfortable about the TSM posiiton and that, certainly, given his comments, no position had been offered to me.

I then resumed my search for a position. Since, I had worked indirectly for Charlie III at one time, in my role in support of OS/2, I wrote to Charlie, asking for his help. Charlie forwarded my note back to Bete.

Bete spoke with me and told me that he felt that I had continued to search for a position, even after he had offered me one. He withdrew his offer for the TSM role and any other position within the Americas SW Marketing organization (his organization).

I explained that I had done absolutely nothing to search for a position until the call from Bonnie Endres, which clearly indicated that no job offer had been made. Even after this was clearly reviewed with Bete, he refused to even reconsider me for the position he claimed to have offered me .

This was clearly unfair, and particularly disappointing from a person for whom I have had a great deal of respect.

I then receive a note on January 28,2002 (attached below) from Jean-Marc Favennec. I had
asked Jean-Marc, for whom I had worked, to assist me in trying to locate a position. Jean-Marc wrote me the
note below, indicating that he understood that Bete had a role for me. This was clearly well after the exchange
over the Christmas period (December 2001). Yet, despite what Bete told Jean-Marc, no position was ever offered to me. The comment made by Bete served to eliminate any consideration Jean-Marc might have made
on my behalf (since he understood that Bete was offering me a position). The effect was to hinder my job search,
unfairly.

LETTER FROM JEAN-MARC FAVENNEC TO ME OF JAN. 28,2002 INDICATING THAT BETE DEMEKE HAD OFFERED ME A POSITION - WHICH WAS NOT TRUE, AND SERVED TO UNFAIRLY LIMIT MY JOB OPPORTUNITIES, IN THAT JEAN-MARC BELIEVED THAT I HAD ALREADY BEEN OFFERED A POSITION

From: Jean-Marc Favennec on 01/28/2002 06:37 AM
To: Joe Kelly/Mount Pleasant/IBM
cc:
From: Jean-Marc Favennec/Somers/IBM@IBMUS
Subject: Re: Candidacy

I talked to Bete, he told me he had proposed somethingto you, is it true ?

Jean-Marc Favennec
VP, Category Marketing WW
tel 914 766 1247 fax 914 766 1281 mobile 914 319 0003
Assistant: Lisa Palazzo 914 766 1644
email: favennec@us.ibm.com

Percy then called me to ask for an update on my job search. In this call, he told me he had asked Terri BrowneKutzen to assist me in my search for a position, since Terri was resident at 1133 Westchester Ave. in White Plains, N.Y., and he was based in Argentina.

Percy told me that Terri had indicated to him that she would not, in any way, assist me in my job search, because of "communications problems" she had with me.

The only conversation I had with Terri in all of 2001 was related to my request to travel to Sao Paulo to conduct the zSeries seminar there. Terri replied to my request that all international travel was frozen. I sent her a respectful note explaining that my understanding was that travel was allowed for customer events. She replied that approval to travel for this event would not be forthcoming.

I had obtained $135,000 in funding from the worldwide organization to conduct the 4 zSeries events. If I could not conduct the events, the sponsors had a right to understand that. I wrote a note to Joan Crowe politely explaining the situation and that I could not travel. Joan replied that the events were important and offered to fund my travel directly. Joan wrote a note to Terri to this effect.

Terri sent me a harsh "coaching" note, asking why I had escalated her to Joan and implying that this was not a judicious thing to do.

All I had done was to inform the sponsors who had provided the funds, that my travel was not approved. They had a right to know this, given that they had provided the funds on the basis that the events would take place.

This was the only commmunication problem I had with Terri. I now understand that Terri has made truly unfair comments about me, which are untrue and unjustified. This has irreparably hurt my candidacy without balance or justification.

All I was trying to do was to fulfill the business commitments I had made. Nothing I did deserved the hurtful negativism I experienced.

Finally, two people, whom I respect, have told me that Alberto Arciniega has made very strong anti-American remarks relative to American personnel working in Latin America for IBM. These are inappropriate and without justification. They clearly demonstrate bias.

I have experienced a sustained level of bias and discrimination, which has been unfair and has adversely impacted my ability to find a position within IBM.

If I had been able to complete for a job opening, and was not selected, I would certainly accept this decision. But, the bias and discrimination I have experienced is unfair and wrong.

With the deepest of regret, I am filing a complaint and persuing redress of the unfairness with which I have been treated.

I honestly hoped that this would never happen, and these actions are taken with the greatest of regret..

Joseph F. Kelly
Enterprise & Cross Brand Marketing Manager
Latin America - IBM Americas
TN814R; Mail Drop # MD58
(914) 642-5878 T/L 224-5878
1133 Westchester Ave.
White Plains, N.Y. 10604

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Joe Kelly@IBMUS
17/06/2002 12:08

To: Percy Cannon/Argentina/IBM@IBMAR
cc:
From: Joe Kelly/Mount Pleasant/IBM@IBMUS
Subject: Outstanding Item

Percy, last August. 30, I gave you a substantial amount of pancake syrup in the portico of the Plaza hotel in Buenos Aires.

I had brought this to Buenos Aires at your request.

In return, you gave me 2 bottles of desert toppings.

I priced the toppings that you gave me and the cost of the pancake syrup which I brought to BA. The difference is $45.73 (U.S.), which represents the additional cost of the material I brought to BA..

If you recall, you had been on a business trip to Mexico the previous week and you brought back to BA a small amount of syrup. Your wife had indicated that she needed a much larger supply, which I brought with me to BA.

I would appreciate payment of the $45.73 on an expedited basis.

Thank you for your attention to this matter.

Joseph F. Kelly
Enterprise & Cross Brand Marketing Manager
Latin America - IBM Americas
TN814R; Mail Drop # MD58
(914) 642-5878 T/L 224-5878
1133 Westchester Ave.
White Plains, N.Y. 10604

Exhibit H

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

[illegible]

[illegible] your attention to this matter.

[illegible]

Percy Cannon
17/06/2002 20:53

To: Joe Kelly/Mount Pleasant/IBM@IBMUS@IBMBR

To: Joe Kelly/Mount Pleasant/IBM@IBMUS@IBMBR
cc:
From: Percy Cannon/Argentina/IBM@IBMAR
Subject: Re: Outstanding Item

Joe, I think there must be some kind of misunderstanding. I remember asking you how much I owed you for the pancake syrup and you told me I didn't owe you anything.

However, as it seems I misunderstood you, please tell me how much you valued the Argentine desert toppings for and **do not** deduct them from the cost of the pancake syrups. They were meant to be a present for you and your family.

I'll be in the New York area next week and can drop the check at 1133. Pls tell me what the new amount is.

Regards/Saludos/Saudações,

Percy Cannon
Software Marketing - Latin America
Phone numbers:
Ph : (5411) 4898-4796 Tie Line: 840-4796

Joe Kelly@IBMUS
17/06/2002 12:08

Exhibit I

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Joe Kelly@IBMUS
18/06/2002 10:50

To: Percy Cannon/Argentina/IBM@IBMAR@IBMBR

To: Percy Cannon/Argentina/IBM@IBMAR@IBMBR
cc:
From: Joe Kelly/Mount Pleasant/IBM@IBMUS
Subject: Re: Outstanding Item

Percy, the total cost of the material I provided was $67.48. I had left the cash register receipt in the bag.

I was told that the value of the desert toppings you gave to me was $21.75.

However, I do not expect the total, only the net difference.

Next Monday, June 24 is my last day. I may not see you at 1133 next week. You can send a check to me at:

229 Ottowa Lane
Franklin Lakes, N.J. 07417
U.S.A.

Joseph F. Kelly

Exhibit J

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Joe Kelly@IBMUS
21/06/2002 09:47

To: Percy Cannon/Argentina/IBM@IBMAR

To: Percy Cannon/Argentina/IBM@IBMAR
cc:
From: Joe Kelly/Mount Pleasant/IBM@IBMUS
Subject: Oustanding Item (Explanation)

Percy, in your last rely to me you indicated that we had a misunderstanding, over the payment for the materials I had brought with me to Buenos Aires, last fall.

There was no misunderstanding. You are correct in that I asked for no payment for these items. that is absoluely correct.

However, there were instances which occured last January, which have disappointed me greatly and left me with the feeling that it was inappropriate to provide the materials at no cost.

I am sorry that it was necessary to ask for payment.

Joseph F. Kelly
Enterprise & Cross Brand Marketing Manager
Latin America - IBM Americas
TN814R; Mail Drop # MD58
(914) 642-5878 T/L 224-5878
1133 Westchester Ave.
White Plains, N.Y. 10604

Exhibit K

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Terri BrowneKutzen
06/20/2002 03:07 PM

To: Joe Kelly/Mount Pleasant/IBM@IBMUS
cc:
From: Terri BrowneKutzen/White Plains/IBM@IBMUS
Subject: Farewell - but not forgotten!

Joe, It would be my pleasure to gather letters of congratulation to you on the occasion of your retirement and to
host a lunch if you would like to do that. It can be anytime over the next weeks - there is no impending deadline
to either, and I will take your cue on the timing.

Please let me know your desires. If you would like to send me a list of additional colleagues to whom I can send a note to
gather their letters that will be a significant help to me.

Exhibit L

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

CITY COURT OF WHITE PLAINS
77 SOUTH LEXINGTON AVE.
WHITE PLAINS, N.Y. 10601
(914) 422-6050

APPLICATION FORM

Payment by mail must be Certified Check or Money Order only, (Payable to White Plains Court)

Check One: __v__ Small Claims (Amt. $1,000 or less filing fee $10.00) ___

(Amt. exceeding $1,000 filing fee $15.00)

_______ Commercial Claim (Filing fee -$20.00 plus postage $4.28 =$24.28)

_______ Counter Claim (Filing fee $3.00 plus postage .34= $3.34)

Consumer Transaction: _______ Yes ______ No

Plaintiff Info:
JOSEPH F. KELLY
Name

Name
229 OTTOWA LANE
Address
FRANKLIN LAKES, N.J. 07417
City, State & Zip Code
201-891-8026
Telephone No.

Defendant Info:
IBM CORP
Name
1133 WESTCHESTER AVE.
Name

Address
WHITE PLAINS, N.Y. 10604
City, State & Zip Code
914-642-5800
Telephone No.

Amt. Claim is for: $ 561.11 (DO NOT ADD FILING FEE)

Briefly state reason for claim: COST OF RETIREMENT DINNER EARNED BUT NOT PROVIDED

$ 57.00 each (PER IBM GUIDELINE) x 8 ATTENDEES + TAX + GRATUITY

* If claim submitted via mail
Signature must be Notarized.

[signature]
Signature of Claimant

****COMPLETE THIS SECTION FOR COMMERCIAL CLAIMS ONLY****

I certify that no more than five (5) actions or proceedings (including the instant action or Proceeding) pursuant to the commercial claims procedure have been initiated in the courts of this state during the present calendar month.

_______________________ _______________________
Signature of Notary, Clerk, Judge Signature of Claimant

****COMPLETE THIS SECTION FOR CONSUMER TRANSACTIONS ONLY****

I hereby certify that I have sent a demand letter to _______________________ defendant, at least 10 days, but no more than 180 days, before commencing this action.

Dated: _______________________

Signature of Claimant

Exhibit M

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

joefk@att.net
07/03/2002 08:41 AM

To: Terri BrowneKutzen/White Plains/IBM@IBMUS
cc:
Subject:

Terri, I deeply believe that I was subjected to a proveable level of bias and discrimination.

However, the IBM retirement payments will not be processed until September and while I am vigorously searching for a position in the industry, I may not find one immediately.

I do need the severance payment to have a cash flow until I can reestablish an income. The severance payment is tied to my signing of the General Release and Covenant Not to Sue. Litigation of this matter may take years to resolve.

I am willing to sign the release document. If you are available at 1133 today, I can come up to 1133 and sign it, if you need to witness the signature. Alternatively, I can sign the document and mail it to you. If you were available at 1133 today, and if I could sign the document and receive that check, this would be very helpful.

Thak you for assisting me to resolve this matter.

Exhibit N

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

229 Ottowa Lane
Franklin Lakes, N.J. 07417
July 5, 2002
201-891-8026

Terri BrowneKutzen
Office TN808
IBM Corp.
1133 Westchester Ave.
White Plains, N.Y. 10604

Dear Terri:

I am enclosing the signed General Release and Covenant Not to Sue, as required.

I had the document notorized, since I am not able to sign it in your presence.

I am trying to expedite this, as the two week limitation is running out. I separately left you a note re this matter; but because of the July 4 holiday, I assume that you have not received this.

Please let me know as to whether you want to mail the check to me or have me come up to 1133 to pick it up.

Thank you for your assistance in this matter.

Respectfully submitted,

Joseph F. Kelly

S&D US RESOURCE ACTION (SDRA)

GENERAL RELEASE AND COVENANT NOT TO SUE

YOU ARE ADVISED TO CONSULT AN ATTORNEY
BEFORE YOU SIGN THIS RELEASE

If you feel that you are being coerced to sign this General Release and Covenant Not to Sue (hereinafter "Release"), that your signing would for any reason not be voluntary, or you believe the process by which you have been offered this Release or the payment in exchange for this Release is discriminatory (see End Note 1 on the last page of this Release), you are encouraged to discuss this with your manager, the SDRA Project Office or Human Resources before signing this Release. After reviewing the Release with your personal attorney, you may discuss any concerns you have with your manager or your personal attorney can contact IBM Legal Counsel. You should thoroughly review and understand the effects of the Release before signing it.

In exchange for the sums and benefits received pursuant to the terms of the S&D US Resource Action(SDRA), JOSEPH F. KELLY (Insert Name of Individual) (hereinafter "you") agrees to release and hereby does release International Business Machines Corporation, its subsidiaries and affiliates, and its and their benefits plans (collectively, hereinafter "IBM"), from all claims, demands, actions or liabilities you may have against IBM of whatever kind including, but not limited to, those that are related to your employment with IBM, the termination of that employment, or other severance payments or your eligibility for participation ina retirement bridge, or claims for attorneys' fees.

You agree that this also releases from liability IBM's agents, directors, officers, employees, representatives, successors and assigns (hereinafter "those associated with IBM").

You agree that you have voluntarily executed this Release on your own behalf, and also on behalf of any heirs, agents, representatives, successors and assigns that you may have now or in the future. You also agree that this Release covers, but is not limited to, claims arising from the Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Worker Adjustment and Retraining Notification Act, and any other federal, state or local law dealing with discrimination in employment including, but not limited to, discrimination based on sex, sexual orientation, race, national origin, religion, disability, veteran status or age, and claims for your attorneys' fees. You also agree that this Release includes, but is not limited to, claims based on theories of contract or tort, whether based on common law or otherwise. In addition, you agree to waive any right you have to pursue any claim or grievance through any IBM internal channel including, but not limited to, the IBM Open Door Policy. This Release covers both claims that you know about and those that you may not know about which have accrued by the time you execute this Release.

If you have worked or are working in California and Section 1542 of the Civil Code of California applies to you, the following applies to this release:

You expressly waive the protection provided by Section 1542 of the California Civil Code which states:

"A general release does not extend to claims which a creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

Since you intend to release IBM and those associated with IBM of all claims, you agree to waive your rights, to the extent permitted by law, under Section 1542. In the event that you do not understand Section 1542 or its legal effect on you, you are advised to seek legal counsel.

This Release does not prevent you from enforcing your non-forfeitable rights to your accrued benefits (within the meaning of Sections 203 and 204 of the Employee Retirement Income Security Act of 1974, as amended), as of the date of termination of your IBM employment, under the IBM Personal Pension Plan or the IBM Retirement Plan as applicable and the IBM TDSP 401(k) which are not released hereby but survive unaffected by this document.

You agree that you will never institute a claim of any kind against IBM, or those associated with IBM including, but not limited to, claims related to your employment with IBM or the termination of that employment or other severance payments or your eligibility for participation in the retirement bridge. If you violate this covenant not to sue by suing IBM or those associated with IBM, you agree that you will pay all costs and expenses of defending against the suit incurred by IBM or those associated with IBM, including reasonable attorneys' fees, and all further costs and fees, including attorneys' fees, incurred in connection with collection. This covenant not to sue does not apply to actions based solely under the Age Discrimination in Employment Act of 1967, as amended. That means that if you were to sue IBM or those associated with IBM only under the Age Discrimination in Employment Act of 1967, as amended, you would not be liable under the terms of this Release for their attorneys' fees and other costs and expenses of defending against the suit. This Release does not preclude filing a charge with the U.S. Equal Employment Opportunity Commission.

You acknowledge and agree that:

1. The payment and benefits provided pursuant to the SDRA constitute consideration for this Release, in that they are payments and benefits to which you would not have been entitled had you not signed this Release.

2. You have been given the opportunity to take a period of at least forty-five (45) days (regardless of how many days you are still on payroll) within which to consider this Release and to review all documentation associated with the SDRA provided to you by IBM, and IBM expects that you will take the full 45 days to consider them. In the event you execute this Release before that time, you certify, by such execution, that you knowingly and voluntarily waived the right to the full 45 days, for reasons personal to you, with no pressure by any IBM representative to do so.

3. This Release does not waive any claims that you may have that arise after the date you sign this Release.

4. You have not relied on any representations, promises, or agreements of any kind, whether written or oral, made to you in connection with your voluntary decision to accept the SDRA, except for those set forth in the SDRA Summary Plan Description.

5. In the event of rehire by IBM or any of its subsidiaries as a regular employee, you understand that IBM reserves the right to require repayment of a prorated portion of the SDRA payment. The amount of repayment will be calculated as one week of pay at the rate used to calculate the SDRA payment, multiplied by the difference between the number of weeks used to calculate the SDRA payment and the number of weeks away from IBM, less an appropriate portion of the payroll taxes associated with the payment withheld by IBM.

6. If at the time of executing this Release you are on a retirement bridge or leave of absence, this Release also waives any rights that you may have regarding your retirement bridge or leave of absence -- including, but not limited to, return rights, whether or not statutory.

7. You acknowledge your obligations to IBM regarding IBM's intellectual property, and further acknowledge that these obligations continue after your employment with IBM terminates.

8. You agree that for one year following the termination of your employment, you will not directly or indirectly: a) hire, solicit or make an offer to any employee of IBM to be employed or perform services outside of IBM; or b) solicit for competitive business purposes any customer of IBM with which you have been involved as part of your job responsibilities during the last year of your employment with IBM.

This Release is not effective or enforceable for seven days (fifteen days in Minnesota) after you sign it, and you may revoke it during that time. To revoke, you agree to deliver the gross SDRA payment less associated payroll taxes withheld by IBM (the sum), and a written notice of revocation to your manager or the SDRA Project Office. This must be done prior to the conolusion of the seventh day (fifteenth day in Minnesota) after you sign the Release.

If your manager, or the SDRA Project Office, does not receive a written revocation and the sum referenced above by the end of the seven day period (fifteen days in Minnesota), this Release will become fully enforceable at that time. Revocation of this Release does not alter or change the termination of your employment by IBM.

In case any part of this Release shall be invalid, illegal or otherwise unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

You hereby acknowledge that you understand and agree to this General Release and Covenant Not to Sue.

JOSEPH F. KELLY
Name (Print)

45-0904
Serial #

[signature]
Signature

ARLENE JESSOURIAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 11, 2008
IBM Witness (Print name and employee serial number) or Notary Public (if not witnessed by IBM employee)

[signature]
IBM Witness or Notary Public Signature

7/5/02
Date

End Note 1: The Age Discrimination in Employment Act prohibits employment discrimination based on age and is enforced by the Equal Employment Opportunity Commission (EEOC). Other federal laws prohibit discrimination in employment based on sex, race, color, national origin, religion, disability, or veteran status. These laws are enforced by the EEOC and the U.S. Department of Labor. There are also state and local laws prohibiting discrimination, which are enforced by state and local human rights agencies.

Exhibit O

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Exhibit Q

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

assistance in submitting a shareholder proposal to IBM.

The proposal asks the shareholders to vote on a proposal to indicate to IBM executives that it is the wish of the shareholders that IBM managers be directed not to ask or require employees to incure expenses for personal items for managers. I am asking that such a direction be made an IBM Business Practice.

Shareholder motions are not the venue to address personal issues. I am not asking for any resolution of the issue of the funds you owed me. I am simply asking that a policy be established to protect other IBMers from the experience I had in incurring personal expenses for you. If such a policy does exist, I am asking that it be reinforced, as it is certainly not being practiced.

I have submitted this proposal to the SEC and I believe, that it is only this action that has resulted in the payment you just sent to me. I believe that you are now trying to maintain that the matter is closed and that there is no issue.

In addition to the amount extended for you, on my behalf, there are now court filing fees that I had incurred whch have not been paid. In addition, I maintain that I asked for payment, waited patiently for more than 3 months and received no response from you. Now, after a shareholder motion has been filed, you want to pretend that you have repaid me and that you acted responsibly.

I have already filed the proposal. I believe that it is in IBM's overall beneficial interest to allow the motion to be entered and voted on. I intend to persue that.

I fully realize that you sent me the partial check hoping that the matter would be closed. I wish that you had made a good faith response a bit earlier. Since the motion has been filed, you may want your check back. I will gladly return it, to whatever address in the U.S. you provide. I would prefer to return the check to you, as it serves to make the matter clearer.

Again, in summary, I incurred the expenses more than a year ago, on your behalf. Over 3 months ago, I asked you for payment. None was received until today, after I had filed a shareholders motion with the U.S. SEC.

I sincerely wish that you had responded in good faith or at least provided some indication that you intended to do so. You made no effort to reply until the motion was filed with the SEC.

Since managers and employees are not in an equal position, I believe that it is unfair for managers to ask employees to incur expenses on their behalf. The problems in securing payment, as was my experience, may then prove very difficult.

I am really sorry that this matter could not be resolved amicably.
I certainly tried to do so.

joefk@att.net
08/23/2002 11:40 AM

To: Samuel J Palmisano/Armonk/IBM@IBMUS
cc:
Subject: COMPLAINT OF BIAS & DISCRIMINATION

---------------------- Forwarded Message: ---------------------
From: Postmaster@us.ibm.com
To: joefk@att.net
Subject: DELIVERY FAILURE: User xharliei (xharliei@us.ibm.com) not listed in Domino Directory
Date: Fri, 23 Aug 2002 15:03:45 +0000

Your message

Subject: Re: NOTIFICATION OF BIAS & DISCRIMINATION COMPLAINT

was not delivered to:

xharliei@us.ibm.com

because:

User xharliei (xharliei@us.ibm.com) not listed in Domino Directory

Reporting-MTA: dns;d03nh003.boulder.ibm.com

Final-Recipient: rfc822;xharliei@us.ibm.com
Action: failed
Status: 5.1.1
Diagnostic-Code: X-Notes; User xharliei (xharliei@us.ibm.com) not liste
d in Domino Directory

----- Message from joefk@att.net on Fri, 23 Aug 2002 15:03:45 +0000 -----

To: "Bete Demeke" <bfdemek@us.ibm.com>
cc: cannon@ar.ibm.com, Terri BrowneKutzen <tbkutzen@us.ibm.com>, xharliei@us.ibm.com, Micl
mlawrie@us.ibm.comsam
Subject: Re: NOTIFICATION OF BIAS & DISCRIMINATION COMPLAINT
:

Bete, with respect, two months is a most reasonable period of time to have waited for any reply to my complaint of bias and discrimination. It sounds from your note that Al Wells might now just begin to review the complaint.

I have lost confidence in the willingness of IBM to conduct a fair and prompt review of my complaint. If anyone in IBM is interested in reviewing the issues, I will gladly review them. However, next Wednesday, I have an appointment to formally present my compaint to the U.S. Federal and State agencies.

I wish that this could have been resolved in an amicable way. I certainly tried.

>
> Joe - thank you for your note. this situation is being handled by the
> office of Al Wells, Director of Employee Relations (and owner of the Open
> Door/internal appeals) programs. we will work with his office as
> appropriate.
>
> regards,
>
> Bete
>
>
>

Exhibit P

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Terri BrowneKutzen
07/24/2002 02:11 PM

To: joefk@att.net
cc:
From: Terri BrowneKutzen/White Plains/IBM@IBMUS
Subject: Re: Joe's retirement luncheon

Joe,
Does that mean you would like to have a lunch or not?

Terri

Manager, Americas Software Marketing Operations

Tel: 914-642-3950 (Tie 224-3950) Fax Ext. 3647
Internet: TBKUTZEN@us.ibm.com
Assistant: Joanne Baer/White Plains/IBM@ibmus 914-641-3811
914-642-6431

joefk@att.net

joefk@att.net
07/24/2002 02:00 PM

To: Terri BrowneKutzen/White Plains/IBM@IBMUS
cc:
Subject: Re: Joe's retirement luncheon

```
        Terri, OK. I understand. It is just that based
on what Percy said that you said about me, I did not
feel that you would be comfortable in having a luncheon
for me. But, thank you for the check and clock.
>
> Joe, glad you got the check and I will address the last TEA item when I get
> back
> to the office in August.
>
> Please, Joe, I have told you several times I will be happy to host a
> retirement luncheon for
> you and I am dismayed that you keep saying that I am not interested.  You
> agreed to send me
> the names of the people you would like me to invite to a luncheon, and some
> dates to work with.
> Did you send me those names and dates?  I do not see them in my in-box.
> Of course I would
> present you with your clock at such a luncheon, but only if you fulfill
> your end of the bargain - an
> invitation list.  There is no rush on this, as we discussed at our last
> meeting in White Plains.  If you change your
> mind and decide not to have a luncheon, that is fine, but it is your
> decision.  OK?
>
>
> Terri
>
>
> Manager, Americas Software Marketing Operations
>
> Tel: 914-642-3950  (Tie 224-3950)   Fax Ext. 3647
>  Internet:  TBKUTZEN@us.ibm.com
> Assistant: Joanne Baer/White Plains/IBM@ibmus 914-641-3811
>  914-642-6431
```



joefk@att.net
08/23/2002 11:40 AM

To: Samuel J Palmisano/Armonk/IBM@IBMUS
cc:
Subject: COMPLAINT OF BIAS & DISCRIMINATION

---------------------- Forwarded Message: ---------------------
From: Postmaster@us.ibm.com
To: joefk@att.net
Subject: DELIVERY FAILURE: User xharliei (xharliei@us.ibm.com) not listed in Domino Directory
Date: Fri, 23 Aug 2002 15:03:45 +0000

Your message

Subject: Re: NOTIFICATION OF BIAS & DISCRIMINATION COMPLAINT

was not delivered to:

xharliei@us.ibm.com

because:

User xharliei (xharliei@us.ibm.com) not listed in Domino Directory

Reporting-MTA: dns;d03nh003.boulder.ibm.com

Final-Recipient: rfc822;xharliei@us.ibm.com
Action: failed
Status: 5.1.1
Diagnostic-Code: X-Notes; User xharliei (xharliei@us.ibm.com) not liste
d in Domino Directory

----- Message from joefk@att.net on Fri, 23 Aug 2002 15:03:45 +0000 -----

To: "Bete Demeke" <bfdemek@us.ibm.com>

cc: cannon@ar.ibm.com, Terri BrowneKutzen <tbkutzen@us.ibm.com>, xharliei@us.ibm.com, Micl
mlawrie@us.ibm.comsam

Subject Re: NOTIFICATION OF BIAS & DISCRIMINATION COMPLAINT
:

Bete, with respect, two months is a most reasonable period of time to have waited for any reply to my complaint of bias and discrimination. It sounds from your note that Al Wells might now just begin to review the complaint.

I have lost confidence in the willingness of IBM to conduct a fair and prompt review of my complaint. If anyone in IBM is interested in reviewing the issues, I will gladly review them. However, next Wednesday, I have an appointment to formally present my compaint to the U.S. Federal and State agencies.

I wish that this could have been resolved in an amicable way. I certainly tried.

\>
\> Joe - thank you for your note. this situation is being handled by the
\> office of Al Wells, Director of Employee Relations (and owner of the Open
\> Door/internal appeals) programs. we will work with his office as
\> appropriate.
\>
\> regards,
\>
\> Bete
\>
\>
\>

joefk@att.net on 16/09/2002 12:03:25

To: Percy Cannon/Argentina/IBM@IBMAR

To: Percy Cannon/Argentina/IBM@IBMAR
cc: Marcelo Lema/Argentina/IBM@IBMAR, Hoyt K Webb/White Plains/IBM@IBMUS, Michael Daniels/White Plains/IBM@IBMUS
Subject: SHAREHOLDER MOTION RE PERSONAL EXPENSES INCURRED BY EMPLOYEES FOR MANAGERS

Percy, I have, today, received your partial payment for the personal expenses I incurred on your behalf. I very much wish that you had responded to this matter somewhat earlier.

More than a year ago, I incurred expenses to bring personal items to Buenos Aires, for you, at your request. It is now more than three months since I asked you for payment. No response was received until today. I am aware of at least two efforts that were made by IBM attorneys to ask you to close on this matter. You chose not to respond to either of these requests. It is clear to me that you had no intention of responding. If you had, then surely you would have replied before now.

After waiting most patiently for more than three months, I finally submitted a request to the U.S. Securities & Exchange Commission asking for

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 18, 2002

The proposal directs IBM to honestly and forthrightly review employee claims of bias and discrimination regardless of the employee's status and to adopt a policy and business practice to honor any written commitments from IBM executives that such reviews will take place.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Alex Shukhman
Attorney-Advisor